SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                  FORM U5S

                               ANNUAL REPORT
                       For the Year ended December 31, 1999


       Filed pursuant to the Public Utility Holding Company Act of 1935 by Eastern Utilities Associates, P.O. Box 2333, Boston, Massachusetts 02107



                                 04-1271872
                       (I.R.S. Employer Identification No.)

                            FORM U5S-ANNUAL REPORT

                           For the Calendar Year 1999

                                    ITEMS

FORM U5S-ANNUAL REPORT

For the Calendar Year 1999

ITEMS

ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1999

                                        % of
   Name of Company               Number of Common    Voting         Issuer      Owner's
(add abbreviation used herein)    Shares Owned       Power        Book Value   Book Value

Eastern Utilities Associates     Publicly Owned             (1) $358,028,883 $
  (EUA or the Association)

EUA Service Corporation                    100         100% (2)    2,658,003   2,658,003
  (EUA Service)

Blackstone Valley Electric             184,062         100% (2)   44,605,387  44,605,387
  Company (Blackstone)

Newport Electric Corporation         1,000,000         100% (2)   26,193,826  26,193,826
  (Newport)

Eastern Edison Company               2,891,357         100% (2)  260,647,925 260,647,925
  (Eastern Edison)

  Montaup Electric Company             586,000         100% (3)  133,590,336 133,590,336
  (Montaup)
          Preferred Stock                                   (3)    1,500,000   1,500,000
          Debenture Bonds (Unsecured)                       (3)   60,575,000  60,575,000
          Pollution Control
           Bonds (Unsecured) - Net                          (3)   27,677,201  27,677,201

EUA Cogenex Corporation                  1,000         100% (2)   42,008,241  42,008,241
  (EUA Cogenex)

  EUA Citizens Conservation
     Services, Inc.                     10,000         100% (4)      69,626       69,626

  Northeast Energy Management, Inc.     10,000         100% (4)   8,290,997    8,290,997
     (NEM)

  EUA Cogenex West                      10,000         100% (4)   4,183,098   4,183,098
(formerly EUA Highland Corporation)

ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1999
          (Continued)

                                        % of
   Name of Company                 Number of Common     Voting        Issuer      Owner's
(add abbreviation used herein)       Shares Owned       Power      Book Value   Book Value

  APS Cogenex L.L.C.                                    50% (5)      187,409     187,409

  EUA Cogenex-Canada Inc.             100              100% (4)     $691,728    $691,728
    (Cogenex Canada)

    EUA Cogenex-Canada
     Energy Services Inc.             100              100% (6)

  EUA WestCoast L.P.                                    50% (7)      883,649      883,649

  EUA Energy Capital and
    Services I                                          50% (8)   10,868,116   10,868,116

  EUA Energy Capital and
    Services II                                         50% (8)    9,759,262    9,759,262

  EUA FRC II Energy Associates                          50% (8)          871          871

EUA Energy Investment Corporation      100              100% (2) (41,461,692) (41,461,692)
  (EUA Energy)

  EUA BIOTEN, Inc.                    100               100% (9)  11,514,827   11,514,827

       BIOTEN GPM (11)                  2               100%(11)

       BIOTEN Operations, Inc. (11) 1,000              100%(11)       1,020        1,020

  Renova, L.L.C. (12)                                  100% (5)      83,582       83,582

EUA Ocean State Corporation             1              100% (2)  17,510,466   17,510,466
    (EUA Ocean State)
       Ocean State Power I          29.9%             29.9% (8)  27,163,259   27,163,259
   Ocean State Power II             29.9%             29.9% (8)  21,331,798   21,331,798


   On April 19, 2000, EUA completed its merger with National Grid USA (formerly New England Electric System or NEES). National Grid USA purchased all of the outstanding common shares of EUA for $31.459 per share, or approximately $634 million.

   On August 30, 1999, EUA TransCapacity, a wholly-owned subsidiary of EUA Energy, sold all of its assets in TransCapacity L.P. and at the same time dissolved the TransCapacity L.P. In addition, EUA Energy Services, Inc. Eastern Unicord Corporation, EUA Compression Services, Inc., EUA Telecommunications Corporation and Eastern Edison Electric Company were dissolved in 1999.
________

(1)  Cumulative Voting.
(2)  Wholly-owned by EUA.
(3)  Wholly-owned by Eastern Edison as of December 31, 1999.  In February 2000,
     the securities of   Montaup were transferred from Eastern Edison to EUA.
(4)  Wholly-owned by EUA Cogenex.
(5)  Limited Liability Corporation.
(6)  Wholly-owned by EUA Cogenex-Canada Inc.
(7)  Limited Partnership.
(8)  General Partnership.
(9)  Wholly-owned by EUA Energy.
(10) Effective June 1, 1998, EUA BIOTEN, Inc. increased its profits and voting interests in BIOTEN Partnership to 80%. The Partnership was dissolved on February 25, 1999.
(11) Wholly-owned by EUA BIOTEN, Inc. BIOTEN General Partnership was dissolved on February 25, 1999. BIOTEN GPM and BIOTEN Operations, Inc. are now direct subsidiaries of EUA BIOTEN, Inc.
(12) On September 30, 1999, EUA Energy Investment sold certain of Renova L.L.C. assets to its management. The dissolution of Renova L.L.C. is in process.


ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

                            Brief Description
  Name of Company            of Transaction   Consideration      Exemptions
      (1)                       (2)                (3)               (4)

Montaup Electric Company    Somerset Station    $49,050,000     Section 32 (C)
                            Wyman Unit 4          1,885,000     Section 32 (C)
                            Seabrook Unit I       4,086,065     Section 32 (C)

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

                                    Date and
                    Type of         Form of
  Name of Issuer    Security       Transaction     Consideration  Exemption
      (1)             (2)              (3)              (4)         (5)

     None.

The following refers to short-term borrowing by EUA system companies during 1999:

                    Highest                   Effective
   Balance at       Balance      Date of      Average
   Year-end         During Year  Highest      Interest Rate
    (000's)         (000's)      Balance       For Year

    $143,955        $148,780     12/6/99          5.5%

       EUA Cogenex is required under certain contracts with various government entities and utility companies to maintain either a letter of credit or performance bond to collateralize performance under the contract. These contingent liabilities will only be drawn by the customer if EUA Cogenex fails
to perform under the construction contract.   For the letters of credit, the
highest amount outstanding during 1999 was approximately $3.4 million and the year end balance was zero. For the performance bonds, the highest amount outstanding during 1999 and the year end balance was approximately $13.4 million.

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

                   Name of Company
                     Acquiring,
Name of Issuer        Redeeming      Number of Shares or
       and           or Retiring      Principal Amount
 Title of Issue      Securities       Acquired, Redeemed,     Consideration  Authorization
     (1)                (2)             or Retired (3)            (4)           (5)

Blackstone:           Blackstone
 First Mortgage Bonds:
  9 1/2% due 2004                       $1,500,000             $1,500,000         (a)

Eastern Edison:       Eastern Edison
   First Mortgage and
   Collateral Trust Bonds:
   6 7/8% due 2023                       40,000,000              40,000,000       (a)
  8% due 2023                            40,000,000              40,000,000       (a)
  6.35% due 2003                          8,000,000               8,000,000       (a)

 Secured Medium
 Term Notes:
  7.78% due 2002                         35,000,000              35,000,000       (a)

Newport:               Newport
   First Mortgage Bonds:
  8.95% due 2001                            650,000                 650,000       (a)
  9.0% due 1999                           1,386,000               1,386,000       (a)
  8.95% due 1999                          8,000,000               8,000,000       (a)

    Small Business
    Administration Loan:
  6.5% due 2005                             532,684                 532,684       (a)

EUA Cogenex:           EUA Cogenex
    Unsecured Notes:
   9.6% due 2001                          3,200,000               3,200,000       (a)
   10.56% due 2005                        3,500,000               3,500,000       (a)


EUA Service:           EUA Service
    Secured Notes:
      10.20% due 2008                      1,100,000               1,100,000       (a)

EUA Ocean State:       EUA Ocean State
    Unsecured Notes:
      9.59% due 2011                       2,476,660               2,476,660       (a)

(a)  Rule 42

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

                                                     % of   Number of Shares
                                                    Voting    or Principal       Book
Name of Owner  Name of Issuer     Security Owned    Power   Amount Owned         Value
    (1)            (2)                (3)            (4)        (5)               (6)

Eastern Edison Massachusetts      Capital Stock    less than  1,040 shares     $   10,400
               Business                            one
               Development Corp.*


Montaup        Yankee Atomic      Capital Stock       4.5     6,903 shares        708,303
               Electric Co. **

"      "       Conn. Yankee       Capital Stock       4.5    15,750 shares      4,711,136
               Atomic Power Co.**

"       "      Vermont Yankee     Capital Stock       2.5     9,801 shares      1,306,653
               Nuclear
               Power Corp. **

"       "      Maine Yankee       Capital Stock       4.0    20,000 shares      3,126,808
               Atomic
               Power Co. **

"       "      NE Hydro Trans.    Capital Stock       3.3   102,197 shares      1,546,014
               Electric Co. ***


"       "      NE Hydro           Capital Stock       3.3       491 shares        878,843
               Trans. Corp. ***

___________
     * Development company.
    ** Regional nuclear generating company.
   *** Owner of Transmission Facilities.

ITEM 6. OFFICERS AND DIRECTORS
Part I. As of December 31, 1999.                               Names of System Companies with which Connected

                                                                            Blackstone
                                                   Eastern       EUA         Valley     Newport     Eastern  Montaup
                                                   Utilities     Service     Electric   Electric    Edison   Electric
                                                   Associates    Corporation Company    Corporation Company  Company

Marc J. Aronson         Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852
Russell A. Boss         One Albion Road             TR
                        Lincoln, RI 02865
Richard Bower           37 Linden Terrace
                        Ottawa, Ontario,
                        Canada K1S1Z1
J. Thomas Brett         275 Slater St., Ste 1700
                        Ottawa, Ontario,
                        Canada K1P 5H9
John D. Carney          P.O. Box 543                EVP            D,EVP      D,P        D,P        D,P     D,EVP
                        W. Bridgewater, MA 02379
Paul J. Choquette, Jr.  7 Jackson Walkway           TR
                        Providence, RI 02940
Peter S. Damon          41 Long Wharf Mall          TR
                        Newport, RI 02840
Janice P. DeBarros      Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852
Peter B. Freeman        100 Alumni Drive            TR
                        Providence, RI 02906
Barbara A. Hassan       P.O. Box 543                               D,VP       VP         VP         VP
                        W. Bridgewater, MA 02379
Clifford J. Hebert, Jr. P.O. Box 543                T,S            D,VP,T,S,C D,T,S      D,T,S      D,T,C   T,C
                        W. Bridgewater, MA 02379
Michael J. Hirsh        P.O. Box 543                               VP         VP         VP         VP
                        W. Bridgewater, MA 02379
Darcy L. Immerman       100 Foot of John Street
                        Lowell, MA 01852
Kevin A. Kirby          P.O Box 543                                D,VP       VP         VP         VP      D,VP
                        W. Bridgewater, MA 02379
Larry A. Liebenow       1082 Davol Street, 5th Fl.  TR
                        Fall River, MA 02720

ITEM 6. OFFICERS AND DIRECTORS - Continued         Names of System Companies with which Connected
Part I. As of December 31, 1999.

                                                                          Blackstone
                                                   Eastern    EUA         Valley    Newport      Eastern   Montaup
                                                   Utilities  Service     Electric  Electric     Edison    Electric
                                                   Associates Corporation Company   Corporation  Company   Company


Edward T. Liston         Boott Mills South                      D, VP
                         100 Foot of John Street
                         Lowell, MA 01852
Marc F. Mahoney          P.O. Box 543                           VP          VP        VP          VP
                         W. Bridgewater, MA 02379
Jacek Makowski           One Center Plaza, Ste 360  TR
                         Boston, MA 02108
Wesley W. Marple, Jr.    413 Hayden Hall            TR
                         360 Huntington Avenue
                         Northeastern University
                         Boston, MA 02115
Stephen Morgan           Boott Mills South
                         100 Foot of John Street
                         Lowell, MA 01852
Donald G. Pardus         P.O. Box 543               TR,CH,CEO   D,CH        D,CH      D,CH        D,CH      D,CH
                         W. Bridgewater, MA 02379
Robert G. Powderly       P.O. Box 543               EVP         D,EVP       D,EVP     D,EVP       D,EVP     D,EVP
                         W. Bridgewater, MA 02379
Donald T. Sena           P.O. Box 543               AS          AT,AC,AS    AT,AS     AT,AS       AT,AS     AT,AC
                         W. Bridgewater, MA 02379
Dennis St. Pierre        P.O. Box 543                           VP
                         W. Bridgewater, MA 02379
Margaret M. Stapleton    P.O. Box 111               TR
                         Boston, MA 02117
John R. Stevens          P.O. Box 543               TR,COO,P    D,P         D,VCH     D,VCH       D,VCH     D,P
                         W. Bridgewater, MA 02379
W. Nicholas Thorndike    10 Walnut Place            TR
                         Brookline, MA 02445
Mark S. White            Boott Mills South
                         100 Foot of John Street
                         Lowell, MA 01852

ITEM 6. OFFICERS AND DIRECTORS - Continued
Part I. As of December 31, 1999                Names of System Companies with which Connected

                                              EUA          EUA Energy      EUA
                                              Cogenex      Investment      Ocean State
                                              Corporation  Corporation     Corporation

Marc J. Aronson         Boott Mills South        VP
                        100 Foot of John Street
                        Lowell, MA 01852
Russell A. Boss         One Albion Road
                        Lincoln, RI 02865
Richard Bower           37 Linden Terrace
                        Ottawa, Ontario,
                        Canada K1S1Z1
J. Thomas Brett         275 Slater St., Ste 1700
                        Ottawa, Ontario,
                        Canada K1P 5H9
John D. Carney          P.O. Box 543             D,EVP     D,EVP            EVP
                        W. Bridgewater, MA 02379
Paul J. Choquette, Jr.  7 Jackson Walkway
                        Providence, RI 02940
Peter S. Damon          41 Long Wharf Mall
                        Newport, RI 02840
Janice P. DeBarros      Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852
Peter B. Freeman        100 Alumni Drive
                        Providence, RI 02960
Barbara A. Hassan       P.O. Box 543
                        W. Bridgewater, MA 02379
Clifford J. Hebert, Jr. P.O. Box 543             D,T,C      D,T,C           T,S
                        W. Bridgewater, MA 02379
Michael J. Hirsh        P.O. Box 543
                        W. Bridgewater, MA 02379
Darcy L. Immerman       Boott Mills South        VP
                        100 Foot of John Street
                        Lowell, MA 01852
Kevin A. Kirby          P.O Box 543                                         D,VP
                        W. Bridgewater, MA 02379
Larry A. Liebenow       1082 Davol Street, 5th Fl.
                        Fall River, MA 02720

ITEM 6. OFFICERS AND DIRECTORS - Continued
Part I. As of December 31, 1999                  Names of System Companies with which Connected

                                                  EUA            EUA Energy    EUA
                                                  Cogenex        Investment    Ocean State
                                                  Corporation    Corporation   Corporation

Edward T. Liston       Boott Mills South          D,P
                       100 Foot of John Street
                       Lowell, MA 01852
Marc F. Mahoney        P.O. Box 543
                       W. Bridgewater, MA 02379
Jacek Makowski         One Center Plaza, Ste 270
                       Boston, MA 02108
Wesley W. Marple, Jr.  413 Hayden Hall
                       360 Huntington Avenue
                       Northeastern University
                       Boston, MA 02115
Stephen Morgan         Boott Mills South
                       100 Foot of John Street
                       Lowell, MA 01852
Donald G. Pardus       P.O. Box 543              D,CH               D,CH       D,CH
                       W. Bridgewater, MA 02379
Robert G. Powderly     P.O. Box 543              D,EVP              D,EVP      D,EVP
                       W. Bridgewater, MA 02379
Donald T. Sena         One Liberty Square        AT,AC              AT,AC      AT,AS
                       Boston, MA 02109
Dennis St. Pierre      P.O. Box 543
                       W. Bridgewater, MA 02379
Margaret M. Stapleton  P.O. Box 111
                       Boston, MA 02117
John R. Stevens        One Liberty Square        D,VCH              D,P        D,P
                       Boston, MA 02109
W. Nicholas Thorndike  150 Dudley Street
                       Brookline, MA 02146
Mark S. White          Boott Mills South         EVP,ACM,AC
                       100 Foot of John Street
                       Lowell, MA 01852

ITEM 6.   OFFICERS AND DIRECTORS - Continued
Part I.   As of December 31, 1999                                Names of System Companies with which Connected


                                                     EUA          Northeast          EUA Citizens     EUA             EUA
                                                     Cogenex-     Energy             Conservation    Cogenex         BIOTEN,
                                                     Canada Inc.  Management, Inc.   Services Corp.  West Corp.      Inc.

Marc J. Aronson         Boott Mills South                                                            VP
                        100 Foot of John Street
                        Lowell, MA 01852
Russell A. Boss         One Albion Road
                        Lincoln, RI 02865
Richard Bower           37 Linden Terrace              D
                        Ottawa, Ontario,
                        Canada K1S1Z1
J. Thomas Brett         275 Slater St. Ste 1700        D
                        Ottawa, Ontario,
                        Canada K1P5H9
John D. Carney          P.O. Box  543                                                                                D, EVP
                        W. Bridgewater, MA 02379
Paul J. Choquette, Jr.  7 Jackson Walkway
                        Providence, RI 02940
Peter S. Damon          41 Long Wharf Mall
                        Newport, RI 02840
Janice P. DeBarros      Boott Mills South                                              VP
                        100 Foot of John Street
                        Lowell, MA 01852
Peter B. Freeman        100 Alumni Drive
                        Providence, RI 02906
Barbara A. Hassan       P.O. Box 543
                        W. Bridgewater, MA 02379
Clifford J. Hebert, Jr. One Liberty Square             T,S        T,C                  T,C           T,C     D,T,C
                        Boston, MA 02109
Michael J. Hirsh        P.O. Box  543
                        W. Bridgewater, MA 02379
Darcy L. Immerman       Boott Mills South              VP                                            VP
                        100 Foot of John Street
                        Lowell, MA 01852
Kevin A. Kirby          P.O Box 543
                        W. Bridgewater, MA 02379
Larry A. Liebenow       1082 Davol Street, 5th Fl.
                        Fall River, MA 02720

ITEM 6.   OFFICERS AND DIRECTORS - Continued
Part I.   As of December 31, 1999                          Names of System Companies with which Connected


                                                    EUA         Northeast         EUA Citizens      EUA         EUA
                                                    Cogenex-    Energy            Conservation     Cogenex      BIOTEN,
                                                    Canada Inc. Management, Inc.   Services Corp.  West Corp.   Inc.

Edward T. Liston          Boott Mills South          D,P        D,P                 D,EVP           D,P
                          100 Foot of John Street
                          Lowell, MA 01852
Marc F. Mahoney           P.O. Box 543
                          W. Bridgewater, MA 02379
Jacek Makowski            One Center Plaza, Ste 270
                          Boston, MA 02108
Wesley W. Marple, Jr.     413 Hayden Hall
                          360 Huntington Avenue
                          Northeastern University
                          Boston, MA 02115
Stephen Morgan            Boott Mills South                                         P
                          100 Foot of John Street
                          Lowell, MA 01852
Donald G. Pardus          P.O. Box 543               CH         D,CH                D               D           D,CH
                          W. Bridgewater, MA 02379
Robert G. Powderly        P.O. Box 543                                                                          D,EVP
                          W. Bridgewater, MA 02379
Donald T. Sena            P.O. Box 543                          AT,AC                                           AT,AC
                          W. Bridgewater, MA 02379
Dennis St. Pierre         P.O. Box 543
                          W. Bridgewater, MA 02379
Margaret M. Stapleton     P.O. Box 111
                          Boston, MA 02117
John R. Stevens           P.O. Box 543               VCH        D,VCH               D               D           D,P
                          W. Bridgewater, MA 02379
W. Nicholas Thorndike     150 Dudley Street
                          Brookline, MA 02146
Mark S. White             Boott Mills South          EVP,       EVP                 EVP,            EVP,
                          100 Foot of John Street    AT,ACM                         ACM,AC          ACM,AC
                          Lowell, MA 01852

ITEM 6.   OFFICERS AND DIRECTORS - Continued
Part I.   As of December 31, 1999.



KEY:

  CH -Chairman of the Board                T - Treasurer
 VCH -Vice Chairman of the Board          TR - Trustee
   P - President                          CM - Comptroller
 EVP - Executive Vice President           AT - Assistant Treasurer
 SVP - Senior Vice President               S - Secretary
  VP - Vice President                     AS - Assistant Secretary
   C - Clerk
  AC - Assistant Clerk
  D - Director
CEO - Chief Executive Officer
COO - Chief Operating Officer
ACM - Assistant Comptroller



ITEM 6.  OFFICERS AND DIRECTORS (continued)

Part II.  As of December 31, 1999.

                                                            Position Held
     Name of                      Name and Location of      in Financial              Applicable
Officer or Director              Financial Institution      Institution            Exemption Rule
      (1)                              (2)                      (3)                       (4)
Russell A. Boss                    Fleet Bank                 Director              Rule 70(a)
                                   Providence, RI

Paul J. Choquette, Jr.             Fleet Financial Group      Director              Rule 70(a)
                                   Providence, RI

Peter S. Damon                     Bank of Newport            Trustee,                                        Rule 70(a)
                                   Newport, RI                Vice Chairman
                                                              of Financial
                                                              Services


_____________________
(Note:   In the answer to this Part II of Item 6, the phrase "financial connection within the  provisions of Section 17(C) of the Act" is regarded as being limited by the definitions in Paragraph (h) of Rule
         70 under the Act as in effect a t December 31, 1999).

ITEM 6.  OFFICERS AND DIRECTORS (continued)

Part III.

(a) Information is set out below as to cash compensation paid by the Association and its subsidiaries for the years 1999, 1998, and 1997 to each of the five highest paid executive officers of each Company whose annual salary and bonus for the year exceeded $100,000.


                                                                   Long-Term      All
                                                                   Compensation  Other
Name and                           Annual Compensation             Restricted    Compen-
Principal                 Fiscal         Incentive                  Stock        sation
Position                  Year     Salary     Bonus     Other(1)   Awards(2)      (3)


EUA Service Corporation

Donald G. Pardus           1999    $461,265 $ - (4)     $13,313       $ -      $18,577
 Chairman and Chief        1998     443,525  351,311     14,100     511,106     14,865
     Executive Officer     1997     428,525  167,112     12,747     232,617     13,775

John R. Stevens            1999    $360,025 $ - (4)     $12,743       $ -      $14,305
 President and Chief       1998     346,025  296,026     16,696     408,811     11,462
     Operating Officer     1997     334,325  133,665     11,763     232,617     10,726

Robert G. Powderly         1999    $199,025  $64,492    $13,671      $ -        $6,842
 Executive Vice            1998     191,025  145,743     10,726     142,105      5.907
     President             1997     184,025   51,249     10,240     116,322      5,560

John D. Carney             1999    $195,525  $64,492     $9,157     $-          $6,961
 Executive Vice            1998     187,525  145,743     11,302     142,105      6,085
     President             1997      179,525  51,249     10,502      87,235      5,624

Clifford J. Hebert, Jr.    1999     $162,625 $53,774     $-         $-          $5,039
 Treasurer and Secretary   1998      148,025 138,140      -          90,056      4,699
                           1997      136,025  28,417      -         116,322      4,078


Blackstone, Eastern Edison and Newport Electric

  The Chief Executive Officer and the four other most highly compensated executive officers of Blackstone, Newport and Eastern Edison hold the same or similar positions with EUA Service and are not paid directly by any of Blackstone, Newport or Eastern Edison. The information required by this item is the same as shown above under EUA Service Corporation.

ITEM 6.  OFFICERS AND DIRECTORS (continued)

                                                                     Long-Term       All
                                                                     Compensation    Other
Name and                              Annual Compensation            Restricted      Compen-
Principal               Fiscal                 Incentive             Stock           sation
Position                Year        Salary      Bonus     Other(1)   Awards(5)        (3)

EUA Cogenex Corporation

Edward T. Liston        1999         $197,500    $75,600      $10,089    $ -         $18,963
 President              1998          180,000          -        11,146     -          12,586
                        1997          168,525          -        11,146   82,195        8,966

Mark S. White           1999         $146,669    $47,250       $10,526   $ -         $10,622
 Executive              1998          132,504          -        10,077     -           8,390
 Vice President         1997          115,950          -         9,437   44,514        5,998


Mark J. Aronson         1999         $110,833    $77,400       $9,076    $ -          $7,747
 Vice President

Darcy L. Immerman       1999         $121,665    $-            $9,131    $ -           $9,668
 Vice President         1998          110,000     -             9,458      -            6,826
                        1997          100,025     40,629          316    37,681         5,048
___________________
(1)  Represents amounts reimbursed for tax liability accruing as a result of personal use of company-owned automobiles.

(2)  Aggregate amount and value (including the value reflected in the table under
     "Restricted Stock Awards") of shares held under the Association's Restricted Stock Plan to the officers listed above are as follows:  Mr. Pardus, 43,841 shares, including 20,965 shares granted in 1998, 8,989 shares granted in 1997 and 13,887 shares granted in 1995,
     $1,328,930;  Mr. Stevens, 34,565 shares, including 16,769 shares granted in 1998, 8,989 shares granted in 1997 and 8,807 shares granted in 1995, $1,047,752; Mr. Powderly, 13,412 shares, including 5,829 shares granted in 1998, 4,495 shares granted in 1997 and 3,088 shares granted in 1995, $406,551; Mr. Carney, 12,363 shares, including 5,829 shares granted in 1998, 3,371 shares granted in 1997 and 3,163 shares granted in 1995, $374,753;
     and Mr. Hebert, 9,834 shares, including 3,694 shares granted in 1998, 4,495 shares granted in 1997 and 1,645 shares granted in 1995, $298,093.  Dividends are paid on these shares.
     All of the restricted shares became immediately vested upon the completion of EUA's merger with NEES.

(3)  Contributions made under the Association's Employees' Savings Plan.

(4)  The EUA Board voted to award Messrs. Pardus and Stevens a Merger Completion Bonus to be paid on the closing of the EUA-NEES merger.  This bonus is in lieu of an annual incentive payment for 1999.  The bonus payment to Messrs. Pardus and Stevens is $500,000 and $425,000, respectively.

(5)  Aggregate amount and value (including the value reflected in the table under "Restricted
     Stock Awards") of shares held under Cogenex's Restricted Stock Plan to the officers listed above are as follows: Mr. Liston, 3,693 shares granted in 1997, $111,944; Mr. White,
     2,000 shares granted in 1997, $60,625; Mr. Aronson, 1,271 shares granted in 1997,
     $38,527; Ms. Immerman, 1,693 shares granted in 1997, $51,319.  As of December 31, 1999,
     1/3 of the shares of Restricted Stock granted in 1997 were held.  All of the restricted shares became immediately vested upon the completion of EUA's merger with NEES.

     Dividends are paid on these shares.

(b)  Securities Interest

Common Shares of the Association
Beneficially Owned at January 1, 2000(1)

                                                                Executive
                                                   Employees      Stock
                                       Jointly     Savings       Grant
                        Individual     Owned(2)    Plan          Plan       Total
 Mark J. Aronson            280          -           1,380        423        2,083
 Russell A. Boss          1,000          -           -            -          1,000
 John D. Carney           5,846          -           2,287      8,992       17,125
 Paul J. Choquette        4,255          -           -            -          4,255(3)
 Peter S. Damon             400          409         -            -            809(4)
 Peter B. Freeman         2,500          -           -            -          2,500
 Clifford J. Hebert, Jr.  3,386        3,042         2,906      5,339       14,673
 Darcy L. Immerman           -           -           1,197        564        1,761
 Larry A. Liebenow           -         5,000         -            -          5,000(5)
 Edward T. Liston         8,145          -           3,072      1,231       12,448
 Jacek Makowski             200          -           -             -           200
 Wesley W. Marple         2,585          -           -             -         2,585(6)
 Donald G. Pardus         8,989       21,028         6,931     34,852       71,800
 Robert G. Powderly       9,320          310         2,863      8,917       21,410
 Margaret M. Stapleton    1,781          -           -             -         1,781
 John R. Stevens          4,952          139         3,006     25,576       33,673
 W. Nicholas Thorndike    2,146          -           -             -         2,146
 Mark S. White               -           -           2,267        666        2,933
 Trustees and Executive
  Officers as a Group    55,928       29,928        25,909     86,560      198,182(7)

(1)  Unless otherwise indicated, beneficial ownership is based on sole investment and voting power.  Each individual's ownership represents less than four-tenths of one percent of the outstanding common shares of the Association.
(2)  Jointly owned with spouse.
(3)  In addition, Mr. Choquette's spouse owns 150 EUA common shares.  Mr. Choquette disclaims any beneficial interest in such shares.
(4)  Jointly owned with spouse, except for 400 shares held individually.
(5)  In addition, Mr. Liebenow's spouse owns 500 common shares.  Mr. Leibenow disclaims any beneficial interest in these shares.
(6)  In addition, Mr. Marple's spouse owns 363 EUA common shares.  Mr. Marple disclaims any beneficial interest in such shares.
(7)  Represents approximately 1.0 percent of the outstanding common shares of the Association.

ITEM 6.  OFFICERS AND DIRECTORS (continued)

(C)    Contracts and Transactions with System Companies

     See Section (e) below regarding severance agreements.


(d)    Indebtedness to System Companies

     None.

(e)    Participation in Bonus and Profit Sharing Arrangements.


  The Employee's Retirement Plan of Eastern Utilities Associates and its Affiliated Companies (the "Pension Plan") is a tax-qualified defined benefit plan available to employees who have completed one year of service and have attained the age of twenty-one. All of the officers referred to in the preceding Summary Compensation Table participate in the Pension Plan. Trustees who are not also employees of EUA and its subsidiaries (the "EUA System") are not covered by the Pension Plan. The benefits of participants become fully vested after five years of service. Annual lifetime benefits are determined under formulas applicable to all employees, regardless of position, and the amounts depend on length of credited service and salaries prior to retirement. Benefits are equal to one and six-tenths percent of salaries (averaged over the four years preceding retirement) for each year of credited service up to thirty-five, reduced for each year by one and two-tenths percent of the participants' estimated age sixty-five Social Security benefit, plus seventy-five hundredths percent of salaries for each year of credited service in excess of thirty-five years up to the Pension Plan maximum of forty years.

  Any contributions to provide benefits under the Pension Plan are made by the EUA System in amounts determined by the Pension Plan's actuaries to meet the funding standards established by the Employee Retirement Income Security Act of 1974. Any contributions are actuarially determined and cannot appropriately be allocated to individual participants. The annual benefits shown in the table below straight life annuity amounts, without reduction for primary Social Security benefits as described below. Federal law limits the annual benefits payable from qualified pension plans in the form of a life annuity, after reduction for Social Security benefits, to $130,000 for 1999 plus adjustments for increases in the cost of living. The number of years of service credited at present under the Pension Plan to Messrs. Pardus, Stevens, Carney, Powderly and Hebert are thirty-seven, thirty-four, thirty-three, twenty and twenty-three, respectively.

Pension Plan Table:
                        Years of Service

Average Annual Salary   15         20      25         30       35        40
     $100,000       $24,000    $32,000  $40,000   $48,000   $56,000   $59,750
     200,000         48,000     64,000   80,000    96,000   112,000   119,500
     300,000         72,000     96,000  120,000   144,000   168,000   179,250
     400,000         96,000    128,000  160,000   192,000   224,000   239,000
     500,000        120,000    160,000  200,000   240,000   280,000   298,750
     600,000        144,000    192,000  240,000   288,000   336,000   358,500

 ITEM 6.  OFFICERS AND DIRECTORS (continued)

  EUA also has a Key Executive Plan for certain officers of EUA and its subsidiaries. This plan provides for the annual payment of supplemental retirement benefits equal to 25% of the officer's base salary when he retires or EUA terminates the executive's employment without cause, for a period of fifteen (15) years following the date of retirement. In addition, in the event of the death of the participant prior to retirement an amount equal to 200% of the officer's base salary at that time will be paid to his beneficiary. In 1999, EUA amended the Key Executive Plan to provide five (5) additional years (from fifteen (15) to twenty (20) years) of benefits continuation for Messrs. Pardus and Stevens.

  EUA maintains Retirement Restoration Plans for Members of the Employees' Retirement Plan of Eastern Utilities Associates and its Subsidiary Companies and EUA Employees' Savings Plan (the "Restoration Plans") and the Supplemental Retirement Plan for Certain Officers of EUA and its Affiliated Companies ("SERP") as unfunded retirement plans to restore benefits under the qualified plans' formulas which are not covered under the qualified plan trusts due to federal limitations on either earnings, contributions or benefits. Payments or contributions which exceed the applicable federal limitations are made outside the qualified plans in the same manner and under the same conditions as are applicable to benefits payable from, or contributions payable to, the qualified plans. A grantor trust has been established by EUA to help ensure the performance of its payment obligations under these plans. Any amounts not covered by trust payments or otherwise will be paid from funds available to the EUA System. In 1999, EUA amended and restated the Restoration Plans and SERP to provide for an increase in the benefit payable to Messrs. Pardus, Stevens, Powderly, Carney and Hebert by adding five (5) additional years of age and service when determining their retirement benefits under such plans. The additional years of service used in such calculation for Mr. Pardus was limited to a maximum for forty (40) years.


(f)  Rights to Indemnity

  Article 32 of EUA's Declaration of Trust, as set forth in Exhibit B-1(a) to Form U5S of EUA for the year ended December 31, 1986, is incorporated herein by reference.


ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

                                                      Accounts Charged
                                                      if any, Per Books
                  Name of Recipient                    of Disbursing
Name of Company   or Beneficiary             Purpose      Company      Amount
    (1)                (2)                      (3)         (4)          (5)

Blackstone           United Way            Donations       426.1      $21,000


Blackstone           Miscellaneous         Donations       426.1       50,297
                     donations less
                     than $10,000

Blackstone           David Gulvin          Lobbying        426.4       17,061

Blackstone           Tillinghast, Collins  Lobbying        426.4       19,250
                      & Graham             Expenditures

Blackstone           David Correira, Esq.  Lobbying        426.4      $23,100
                                           Expenditures

Blackstone           Edison Electric       Lobbying        426.4       18,504
                     Institute             Expenditures

Eastern Edison       United Way            Donations       426.1       40,765

Eastern Edison       YMCA                  Donations       426.1       12,955

Eastern Edison       Good Neighbor         Donations       426.1       10,813
                     Energy Fund

Eastern Edison       Miscellaneous         Donations       426.1       11,980
                     donations less
                     than $10,000

Eastern Edison       Edison Electric       Lobbying        426.4       38,701
                     Institute             Expenditures

Eastern Edison       Correy Associates     Lobbying        426.4       50,000
                     Legislative Services  Expenditures

Eastern Edison       Miscellaneous         Lobbying        426.4        3,060
                     donations less        Expenditures
                     than $10,000

Newport              United Way            Donations       426.1       10,000

Newport              Miscellaneous         Donations       426.1       22,592
                     donations less
                     than $10,000

Newport              Edison Electric       Lobbying        426.4        7,507
Institute             Expenditures

Newport              Tillinghast, Collins  Lobbying        426.4        8,250
                     & Graham              Expenditures

Newport              David Correira, Esq.  Lobbying        426.4        9,900
                                           Expenditures

Newport              David Gulvin          Lobbying        426.4        6,885
                                           Expenditures


Montaup              Miscellaneous         Donations       426.1        6,867
                     donations less than
                     $10,000

Montaup              Seabrook #1           Lobbying        426.4        1,209
                                           Expenditures

Montaup              Millstone #3          Lobbying        426.4        3,876
                                           Expenditures

Montaup              Edison Electric       Lobbying        426.4        2,268
                     Institute             Expenditures


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS


Part I.


     None.


Part II.


     No.


Part III.


     No.


ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

     None.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS (*Filed herewith)

The following financial statements and supplemental schedules are filed as a part of this Annual Report.

FINANCIAL STATEMENTS

   1 - Consolidating Balance Sheets - December 31, 1999 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.

   2 - Consolidating Statements of Capitalization - December 31, 1999 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.

   3 - Consolidating Income Statements for the year ended December 31, 1999 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.

   4 - Consolidating Statements of Cash Flows for the year ended December 31, 1999 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.

   5 - Consolidating Statements of Retained Earnings and Other Paid-In Capital for the year ended December 31, 1999 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.

   6 -      Notes to Consolidated Financial Statements (page 53).

Exhibits

  Exhibit A - (incorporated herein by reference)

   A-1      Form 10-K of EUA for 1999 File No. 1-5366.

   Exhibit B -

   B-1 Declaration of Trust of EUA, dated April 2, 1928, as amended (Exhibit A-3, File No. 70-3188; Exhibit 1 to EUA's 8-K reports for April in each of the years 1957, 1962, 1966, 1968, 1972, and 1973,
            File No. 1-5366; Exhibit A-1 (a), Amendment No. 2 to Form U-1, File No. 70-5997, Exhibit 4-3, Registration No. 2-72589; Exhibit 1 to Certificate of Notification, File No. 70-6713; Exhibit 1 to Certificate of Notification, File No. 70-7084; Exhibit 3-2, Form 10-K of EUA for 1987, File No. 1-5366).

   B-2 Charter of Blackstone (formerly Blackstone Valley Gas and Electric Company), as amended (Exhibit (a)(1) and (a)(2), Form 1-A filed March, 1957, File No. 24B-970; Exhibit A-2, Form U5S of EUA for the year 1958, File No. 1-5366; Exhibit (1), Form 8-K for March, 1965 File No. 0-2602; Exhibit A-2, Form U5S of EUA for the year 1966, File No. 1-5366 and Exhibit (1), Form 8-K for June 1976, File No. 0-2602; Exhibit (1), Form 10-Q for quarter ended June 30, 1988, File No. 0-2602); Exhibit 3-3, Form 10-K of Blackstone for 1989, File No. 0-2602).

   B-3 By-Laws of Blackstone, (Exhibit A-2, Form U-1 filed October 16, 1990, File No. 70-7769).

   B-4 Restated and Amended Articles of Organization of Eastern Edison, (Exhibit B-4 to Form U5S of EUA for 1993).

   B-5 By-Laws of Eastern Edison, as amended (Exhibit 3-2, Form 10-K of Eastern Edison for 1980, File No. 0-8480).

   B-6 Charter of Montaup Electric Company ("Montaup"), as amended (Exhibits A-6(a), A-6(b) and A-6(c) to Post Effective Amendment No. 18 to Form U-1, File No. 70-5388; Exhibit 3, Form 10-K of EUA for 1977, File No. 1-5366; and Exhibit 6 to Form U5S of EUA for 1979).

   B-7 By-Laws of Montaup, as amended (Exhibit 4, Form 10-K of EUA for 1977, File No. 1-5366).

   B-8      Charter of EUA Service Corporation (Exhibit A-1, File No. 37-67).

   B-9 By-Laws of EUA Service Corporation, as amended (Exhibit 2, Form 10-K of EUA for 1977, File No. 1-5366).

   B-10 Charter of EUA Cogenex Corporation, as amended (Exhibit A-1, File No. 70-7287, Exhibit B-15 to Form U5S of EUA for 1986).

   B-11 By-Laws of EUA Cogenex Corporation, as amended (Exhibit A-2, File No. 70-7287, to Form U5S of EUA for 1986).

   B-12 Agreement of Limited Partnership among Onsite Energy and EUA Cogenex Corporation dated as of November 30, 1988 (Exhibit A-4 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

   B-13 EUA/FRCII Energy Associates Agreement of Limited Partnership dated as of September 19, 1989 (Exhibit A-5 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

   B-14 Micro Utility Partners of America, L.P., Agreement of Limited Partnership dated as of December 20, 1988 (Exhibit A-6 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

   B-15 Energy Capital and Services I, LP, Agreement of Limited Partnership dated as of April 10, 1990 (Exhibit A-7 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

   B-16 EUA/SYCOM General Partnership Agreement dated as of September 20, 1989 (Exhibit A-9 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

   B-17 Articles of Organization of EUA Energy Investment Corporation (Exhibit B-14 to Form U5S of EUA for 1987).

   B-18 By-Laws of EUA Energy Investment Corporation (Exhibit B-15 to Form U5S of EUA for 1987).

   B-19 Articles of Organization of EUA Ocean State Corporation (Exhibit B-16 to Form U5S of EUA for 1988).

   B-20 By-Laws of EUA Ocean State Corporation (Exhibit B-17 to Form U5S of EUA for 1988).

   B-21     Charter of Newport, as amended (Exhibit B-18 to Form U5S of EUA for
            1990).

   B-22     By-Laws of Newport (Exhibit B-19 to Form U5S of EUA for 1990).

   B-23 Ocean State Power Amended and Restated General Partnership Agreement among EUA Ocean State, Ocean State Power Company, TCPL Power Ltd., Narragansett Energy Resources Company and NECO Power, Inc. (collectively, the "OSP Partners") dated as of December 2, 1988, as amended March 27, 1989 (Exhibit 10-107, Form 10-K of EUA for 1989, File No. 1-5366, Exhibits 10-3.12, 10-4.12 and 10-5.12,
            Form 10-K of EUA for 1994, File No. 1-5366).

   B-24 Ocean State Power II Amended and Restated General Partnership Agreement among EUA Ocean State, JMC Ocean State Corporation, Makowski Power, Inc., TCPL Power Ltd., Narragansett Energy Resources Company and Newport Electric Power Corporation (collectively, the "OSP II Partners") dated as of September 29, 1989 (Exhibit 10-110, Form 10-K of EUA for 1989, File No. 1-5366).

   B-25 Articles of Incorporation of Cogenex Canada (Exhibit A-1 File No. 70-8441).

   B-26     By-Law No.1 of Cogenex Canada (Exhibit A-2 File No. 70-8441).

   B-27     Articles of Organization of NEM (Exhibit A-2 File No. 70-8255).

   B-28     By-Laws of NEM (Exhibit A-3 File No. 70-8255).

   B-29     Articles of Organization of EUA Highland (Exhibit A-2 File No. 70-
            8523).

   B-30     By-Laws of EUA Highland (Exhibit A-3 File No. 70-8523).

   B-31 Articles of Organization of EUA Citizens Conservation Service, Inc. (Exhibit A-1 File No. 70-8473).

   B-32 By-Laws of EUA Citizens Conservation Services, Inc. (Exhibit A-2 File No. 70-8473).

   B-33 Articles of Organization of EUA BIOTEN, Inc. (Exhibit A-1 File No. 70-8617).

   B-34     By-Laws of EUA BIOTEN, Inc. (Exhibit A-2 File No. 70-8617).

   B-35 Certificate of Formation of APS Cogenex, L.L.C. (Exhibit A-1 File No. 70-8663).

   B-36 Limited Liability Company Operating Agreement for APS Cogenex, L.L.C. (Exhibit B-2 File No. 70-8663).

Exhibit C -

   (a)
   C-1 Form of 8% Debenture Bonds due 2000 of Montaup (Exhibit 4-10, Registration File No. 2-41488).

   C-2 Form of 8-1/4% Debenture Bonds due 2003 of Montaup (Exhibit B-3, Form U5S of EUA for 1973).


   C-3 Form of 10% Debenture Bonds due 2008 of Montaup (Exhibit 5-3, Registration No. 2-65785).

   C-4 Form of 10-1/8% Debenture Bonds due 2008 of Montaup (Exhibit 4-13, Form 10-K of EUA for 1983, File No. 1-5366).

   C-5 Form of 12-3/8% Debenture Bonds due 2013 of Montaup (Exhibit 4-13, Form 10-K of EUA for 1983, File No. 1-5366).

   C-6 Form of 9% Debenture Bonds due 2020 of Montaup (Exhibit 4-10, Form 10-K of Eastern Edison for 1990, File No. 0-8480).

   C-7 Form of 9-3/8% Debenture Bonds due 2020 of Montaup (Exhibit 4-11, Form 10-K of Eastern Edison for 1990, File No. 0-8480).

   C-8 Indenture of First Mortgage and Deed of Trust dated as of September 1, 1948 of Eastern Edison (Exhibit 4-1, Registration No. 2-77468), and twenty-seven supplements thereto (Exhibit A, File No. 70-3015; Exhibit A-3, File No. 70-3371; Exhibit C to Certificate of Notification, File No. 70-3371; Exhibit D to Certificate of Notification, File No. 3619; Exhibit D to Certificate of Notification, File No. 70-3798; Exhibit F to Certificate of Notification, File No. 70-4164; Exhibit D to Certificate of Notification, File No. 70-4748; Exhibit C to Certificate of Notification, File No. 70-5195; Exhibit F to Certificate of Notification, File No. 70-5379; Exhibit C to Certificate of Notification, File No. 70-5719; Exhibit 5-24 Registration No. 2-65785; Exhibit F to Certificate of Notification, File No. 70-6463; Exhibit C to Certificate of Notification, File No. 70-6608; Exhibit C to Certificate of Notification, File No. 70-6737; Exhibit F to Certificate of Notification, File No. 70-6851; Exhibit 4-31, Form 10-K of EUA for 1984, File No. 1-5366; Exhibit F to Certificate of Notification, File No. 70-7254; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit F to Certificate of Notification, File No. 20-7511; Exhibit 4-34, Form 10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit 4-24, Form 10-K of Eastern Edison for 1992, File No. 0-8480; Exhibit 4-35, Form 10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit 4-36, Form 10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit C-33 to Form U5S of EUA for 1993; Exhibit C-34 to Form U5S of EUA for 1993; Exhibit 4-29.08, Form 10-K of Eastern Edison for 1994, File No. 0-8480; Exhibit 4-1.09, Form 10-K of EUA for 1997, File 1-
            5366).

   C-9 First Mortgage Indenture and Deed of Trust dated as of December 1, 1980 of Blackstone (Exhibit A, Form 8-K of EUA dated January 14, 1981, File No. 1-5366).

   C-10 First Supplemental Indenture dated as of August 1, 1989 of Blackstone (Exhibit 4-33, Form 10-K of EUA for 1989, File 1-5366).

   C-11 Second Supplemental Indenture dated as of November 26, 1990 of Blackstone (Exhibit 4-3, Form 10-K of Blackstone Valley Electric for 1990, File No. 0-2602).

   C-12 Loan Agreement between Rhode Island Industrial Facilities Corporation and Blackstone dated as of December 1, 1984 (Exhibit 10-72, Form 10-K of EUA for 1984, File No. 1-5366).

   C-13 Note Purchase Agreement dated as of January 13, 1988 of Service (Exhibit 4-38, Form 10-K of EUA for 1987, File No. 1-5366).

   C-14 Note Agreement dated as of June 28, 1990 of EUA Cogenex with the Prudential Insurance Company of America (Exhibit 4-46, Form 10-K of EUA for 1990, File No. 1-5366).

   C-15 Note Agreement dated as of October 29, 1991 between EUA Cogenex and Prudential Insurance Company of America (Exhibit 4-55, Form 10-K of EUA for 1991, File No. 1-5366).

   C-16 Indenture dated September 1, 1993 between EUA Cogenex and the Bank of New York as Trustee (Exhibit 4-4.10, Form 10-K of EUA for 1993, File No. 1-5366).

   C-17 Guaranty, dated June 28, 1990, made by Eastern Utilities Associates in favor of The Prudential Insurance Company of America (Exhibit B-2 to Form U-1, File No. 70-7655, dated June 14, 1990).

   C-18 Indenture of First Mortgage dated as of June 1, 1954 of Newport, as supplemented on August 1, 1959, April 1, 1962, October 1, 1964, April 1, 1967, September 1, 1969, September 1, 1970, June 1, 1978,
            October 1, 1978, May 1, 1986, December 1, 1987 and November 1, 1989 (Exhibit 4-49, Form 10-K of EUA for 1990, File No. 1-5366).

   C-19 Indenture of Second Mortgage dated as of September 1, 1982 of Newport, as supplemented on December 1, 1988 (Exhibit 4-51, Form 10-K of EUA for 1990, File No. 1-5366).

   C-20 Note Purchase Agreement dated as of January 16, 1992 between EUA Ocean State Corporation and John Hancock Mutual Life Insurance Company (Exhibit 4-56, Form 10-K of EUA for 1991, File No. 1-5366).

   C-21 Guaranty, dated January 16, 1992 made by EUA in favor of John Hancock Mutual Life Insurance Company (Exhibit 10-125, Form 10-K of EUA for 1991, File No. 1-5366).

   C-22 Power Purchase Agreement entered into as of September 20, 1993 by and between Meridian Middleboro Limited Partnership and Eastern Edison Company (filed as Exhibit 10-3.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

   C-23 Inducement Letter dated July 14, 1993 from Eastern Edison to the Massachusetts Industrial Finance Agency and Goldman, Sachs & Company and Citicorp Securities Markets, Inc. (filed as Exhibit 10-
            4.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

   C-24 Indenture dated September 1, 1993 between EUA Cogenex and the Bank of New York as Trustee (filed as Exhibit 4-4.10 to EUA's Form 10-K for 1993, File No. 1-5366).

   C-25 Loan Agreement between the Rhode Island Port Authority and Economic Development Corporation and Newport Electric Corporation dated as of January 6, 1994 (filed as Exhibit 4-14.14 to EUA's Form 10-K for 1993, File No. 1-5366).

   C-26 Trust Indenture between the Rhode Island Authority and Economic Development Corporation and Newport Electric Corporation dated as of January 1, 1994 (filed as Exhibit 4-5.14 to EUA's Form 10-K for 1993, File No. 1-5366).

   C-27 Letter of Credit and Reimbursement Agreement among Newport and the Canadian Imperial Bank of Commerce dated January 6, 1994 (filed as
            Exhibit 4-6.14 to EUA's Form 10-K for 1993, File No. 1-5366).

   (b)  None.

*Exhibit D - Tax allocation agreement for 2000 pursuant to Rule 45(c).

 Exhibit E - Other documents.  None.

 Exhibit F - Report of Independent Accountants (EUA 10-K for 1999, File No.
             1-5366).

*Exhibit G - Financial Data Schedules. Filed electronically via EDGAR.

 Exhibit H - None.

 Exhibit I - None.

                              SIGNATURE

     The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                             EASTERN UTILITIES ASSOCIATES
                              and Subsidiaries


                             By /s/ Clifford J. Hebert, Jr.
                                 Clifford J. Hebert, Jr.
                                 Treasurer




April 28, 2000

Financials Statements

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS (1 of 2)
DECEMBER  31,  1999


                                                                                                 Blackstone
                                                                         Eastern        EUA        Valley       Newport
                                                EUA                     Utilities     Service     Electric     Electric
ASSETS                                      Consolidated Eliminations  Associates   Corporation    Company    Corporation

Utility plant and other investments:
 Utility plant in service                   $735,943,433   $            $           $32,064,148 $143,769,662  $80,522,035
 Less accumulated provision for depreciation
   and amortization                          290,962,408                             14,373,908   63,517,768   26,671,262
 Net utility plant in service                444,981,025                             17,690,240   80,251,894   53,850,773
 Construction work in progress                 9,033,131                                 43,907    4,039,823      697,921
 Net utility plant                           454,014,156                             17,734,147   84,291,717   54,548,694
 Non-utility property                        101,417,067                                             227,060
 Less accumulated provision for deprec.       58,773,332                                              27,628
 Net non-utility property                     42,643,735                                             199,432
 Investments in subsidiaries (at equity)      64,004,325  352,206,067  352,206,067
 Excess of carrying values of investments
   in subsidiaries                                17,489                    17,489
 Other                                        44,352,404                     1,000
 Total Utility Plant and Other Investments   605,032,109  352,206,067  352,224,556   17,734,147   84,491,149   54,548,694
Current Assets:
 Cash and temporary cash investments           7,479,751                    90,889      762,084       99,297       59,541
 Notes receivable                             22,000,273   59,687,334   59,687,334
 Accounts receivable - Net:
     Customers                                53,862,763                                          10,731,989    5,515,098
     Accrued unbilled revenue                  6,384,729                                           1,530,195      945,241
     Others                                   24,713,965    8,427,165                   239,536    1,102,022      391,931
 Accounts receivable - associated companies                31,660,556      317,424   15,904,551      599,927      321,354
Materials and Supplies (at average cost):
   Plant materials and operating supplies      3,997,185                                 54,699    1,000,747      821,608
   Other current assets                        5,256,235      828,813      847,461      139,486      478,726      333,548
     Total Current Assets                    123,694,901  100,603,868   60,943,108   17,100,356   15,542,903    8,388,321
Deferred Debits:
 Unamortized debt expense                      1,915,602                                 30,997      484,402      308,960
 Unrecovered regulatory plant costs (Note A)  45,955,085
 Other deferred debits                       691,254,984                41,469,543    3,745,018   51,500,806    8,108,625
     Total Deferred Debits                   739,125,671                41,469,543    3,776,015   51,985,208    8,417,585
 Total Assets                             $1,467,852,681 $452,809,935 $454,637,207  $38,610,518 $152,019,260  $71,354,600
 *  Companies dissolved in 1999.
The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS      (2 of 2)
DECEMBER  31,  1999


                                                                                  EUA                                    EUA
                                                     Eastern         EUA        Energy         EUA          EUA       Telecomm-
                                                      Edison       Cogenex    Investment  Energy Srvc.  Ocean State  unications
ASSETS                                             Consolidated Consolidated Consolidated Corporation*  Corporation Corporation*

Utility plant and other investments:
 Utility plant in service                          $479,270,049    $             $317,539   $            $            $
 Less accumulated provision for depreciation
   and amortization                                 186,399,470
 Net utility plant in service                       292,870,579                   317,539
 Construction work in progress                        4,251,480
 Net utility plant                                  297,122,059                   317,539
 Non-utility property                                 2,388,393   84,016,674   14,784,940
 Less accumulated provision for depreciation              9,697   44,463,015   14,272,992
 Net non-utility property                             2,378,696   39,553,659      511,948
 Investments in subsidiaries (at equity)             12,277,169      188,654    3,043,446                48,495,056
 Excess of carrying values of investments
   in subsidiaries
 Other                                                   66,322   44,285,082
 Total Utility Plant and Other Investments          311,844,246   84,027,395    3,872,933                48,495,056
Current Assets:
 Cash and temporary cash investments                    788,103    5,293,992      347,901                    37,944
 Notes receivable                                                 17,160,690    4,839,583
 Accounts receivable - Net:
     Customers                                       30,091,670    7,492,379       31,627
     Accrued unbilled revenue                         3,909,293
     Others                                          14,277,788   12,217,939    4,911,914
 Accounts receivable - associated companies          14,510,577        1,269        5,454
Materials and Supplies (at average cost):
   Plant materials and operating supplies             2,015,746      104,385
   Other current assets                               3,596,240      513,419      165,749                    10,419
     Total Current Assets                            69,189,417   42,784,073   10,302,228                    48,363
Deferred Debits:
 Unamortized debt expense                               590,255      165,285                                335,703
 Unrecovered regulatory plant costs (Note A)         45,955,085
 Other deferred debits                              583,547,161    1,959,796      924,035
     Total Deferred Debits                          630,092,501    2,125,081      924,035                   335,703
 Total Assets                                    $1,011,126,164 $128,936,549  $15,099,196   $           $48,879,122   $
 *  Companies dissolved in 1999.
The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET (1 of 2)
DECEMBER 31,  1999




                                                                                                    Blackstone
                                                                            Eastern        EUA        Valley       Newport
                                                   EUA                     Utilities     Service     Electric     Electric
LIABILITIES                                   Consolidated  Eliminations  Associates   Corporation    Company    Corporation

Capitalization:
 Common equity                                 $358,038,971 $352,206,068 $358,082,883   $2,658,003  $44,605,387  $26,193,826
 Non-redeemable preferred stock of subs.          6,900,625                                           6,129,500      771,050
 Redeemable preferred stock of
   subsidiaries - net                            29,664,502
 Preferred stock redemption cost                 (1,305,448)
 Long-term debt - net                           104,235,236                              4,000,000   30,500,000    8,575,000
   Total Capitalization                         497,533,886  352,206,068  358,082,883    6,658,003   81,234,887   35,539,876
Current Liabilities:
 Long-term debt due within one year              83,126,660                              1,100,000    1,500,000      650,000
 Notes payable                                  143,955,100   59,687,334   90,830,000                 1,740,000      990,000
 Accounts payable                                35,146,011                     6,000      385,824    4,979,335    1,973,589
 Accounts payable - associated companies                      31,660,556    2,308,529      246,393    3,859,574   14,329,817
 Customer deposits                                2,391,613                                             736,846      538,808
 Taxes accrued                                    2,564,784    8,427,165    2,408,793      228,963    4,173,585    2,047,790
 Interest accrued                                 4,529,091      828,812      922,219      260,100      708,906       85,496
 Dividends accrued                                   79,396                                              72,188        7,208
 Purchased power contract buyout payable         75,697,865
 Other current liabilities                       58,265,210                   620,519    2,098,371    2,872,575    1,908,720
   Total Current Liabilities                    405,755,730  100,603,867   97,096,060    4,319,651   20,643,009   22,531,428
Other Liabilities:
 Unamortized investment credit                   10,211,700                                           2,025,746      954,336
 Other deferred credits and other liab.         408,041,231                   881,292   26,420,936   35,714,412    2,463,996
  Total Other Liabilities                       418,252,931                   881,292   26,420,936   37,740,158    3,418,332
Accumulated deferred taxes                      146,310,134                (1,423,028)   1,211,928   12,401,206    9,864,964
Commitments and contingencies (Note J)
  Total Liabilities and Capitalization       $1,467,852,681 $452,809,935 $454,637,207  $38,610,518 $152,019,260  $71,354,600
 ( ) Denotes Contra
 *  Companies dissolved in 1999.
The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET       (2 of 2)
DECEMBER 31,  1999



                                                                                EUA                                     EUA
                                                   Eastern         EUA        Energy         EUA           EUA       Telecomm-
                                                   Edison        Cogenex    Investment  Energy Service Ocean State  unications
LIABILITIES                                     Consolidated  Consolidated Consolidated Corporation*   Corporation Corporation*

Capitalization:
 Common equity                                   $260,647,925  $42,008,241 ($41,461,692)  $           $17,510,466   $
 Non-redeemable preferred stock of sub.                                 75
 Redeemable preferred stock of
   subsidiaries - net                              29,664,502
 Preferred stock redemption cost                   (1,305,448)
 Long-term debt - net                              40,000,000                                          21,160,236
   Total Capitalization                           329,006,979   42,008,316  (41,461,692)               38,670,702
Current Liabilities:
 Long-term debt due within one year                             77,400,000                              2,476,660
 Notes payable                                     47,060,000      155,100   59,687,334                 3,180,000
 Accounts payable                                  24,480,091    3,225,701       94,071                     1,400
 Accounts payable - associated companies           10,300,648       86,321      511,501                    17,773
 Customer deposits                                  1,115,959
 Taxes accrued                                        353,906       74,891      (11,607)                1,715,628
 Interest accrued                                   1,233,017    1,123,244      828,813                   196,108
 Dividends accrued
 Purchased power contract buyout payable           75,697,865
 Other current liabilities                         45,435,457    5,328,818                                    750
   Total Current Liabilities                      205,676,943   87,394,075   61,110,112                 7,588,319
Other Liabilities:
 Unamortized investment credit                      7,231,618
 Other deferred credits and other liab.           339,887,929    2,076,911      595,755
  Total Other Liabilities                         347,119,547    2,076,911      595,755
Accumulated deferred taxes                        129,322,695   (2,542,753)  (5,144,979)                2,620,101
Commitments and contingencies (Note J)
  Total Liabilities and Capitalization         $1,011,126,164 $128,936,549  $15,099,196   $           $48,879,122   $
 ( ) Denotes Contra
 *  Companies dissolved in 1999.
The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (1 of 2)
DECEMBER 31, 1999


                                                                                                      Blackstone
                                                                              Eastern        EUA        Valley      Newport
                                                      EUA                    Utilities     Service     Electric     Electric
                                                 Consolidated Eliminations  Associates   Corporation    Company    Corporation

Common Equity:
 Common shares, $5 par value of Registrant (1)   $102,179,985  $79,058,006 $102,179,985       $1,000   $9,203,100  $11,368,779
 Other paid-in capital                            220,694,395  163,812,579  220,694,395    2,000,000   17,907,931    9,000,000
 Common share expense                              (3,930,679)    (742,214)  (3,886,767)                              (742,214)
 Retained earnings                                 39,095,270  110,077,697   39,095,270      657,003   17,494,356    6,567,261
   Total Common Equity                            358,038,971  352,206,068  358,082,883    2,658,003   44,605,387   26,193,826
Non-Redeemable Preferred:
  4.25%, $100 par value, 35,000 shares (2)          3,500,000                                           3,500,000
  5.60%, $100 par value, 25,000 shares (2)          2,500,000                                           2,500,000
  3.75%, $100 par value,  7,689 shares (2)            768,900                                                          768,900
  $.01 par value, 7,500 shares (3)                         75
  Premium, net of expense                             131,650                                             129,500        2,150
   Total Non-Redeemable                             6,900,625                                           6,129,500      771,050
Redeemable Preferred:
 6.625%, $100 par value, 300,000 shares (4)        30,000,000
 Expense, net of premium                             (335,498)
 Preferred stock redemption cost                   (1,305,448)
   Total Redeemable                                28,359,054
Long-Term Debt:
 Secured Notes:
   10.2% due 2008                                   5,100,000                              5,100,000
 Unsecured Notes:
   9.59% due 2011                                  23,636,896
   7% due 2000                                     50,000,000
   9.6% due 2001                                    6,400,000
   10.56% due 2005                                 21,000,000
 Variable Rate Bonds:
   Demand due 2014 (5)                              6,500,000                                           6,500,000
   Revenue Refunding due 2011 (5)                   7,925,000                                                        7,925,000
 Pollution Control Revenue Bonds:
   5.875% due 2008                                 40,000,000
 First Mortgage Bonds:
   9.5% due 2004 (Series B)                         7,500,000                                           7,500,000
   10.35% due 2010 (Series C)                      18,000,000                                          18,000,000
   8.95% due 2001                                   1,300,000                                                        1,300,000
                                                  187,361,896                              5,100,000   32,000,000    9,225,000
 Less portion due within one year                  83,126,660                              1,100,000    1,500,000      650,000
   Total Long-Term Debt                           104,235,236                              4,000,000   30,500,000    8,575,000
   Total Capitalization                          $497,533,886 $352,206,068 $358,082,883   $6,658,003  $81,234,887  $35,539,876

(1)  Authorized 36,000,000 shares, 20,435,997 shares outstanding.
(2)  Authorized and Outstanding.
(3)  The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the net income of Citizens Conservation Services divided by 7,500.
(4)  Authorized 400,000 shares, outstanding 300,000.
(5)  Weighted average interest rate was 3.3% for 1999.
  *  Companies dissolved in 1999.
The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION      (2 of 2)
DECEMBER 31, 1999

                                                                                                                          EUA
                                                      Eastern        EUA          EUA          EUA           EUA       Telecomm-
                                                      Edison       Cogenex    Energy Inv. Energy Service Ocean State  unications
                                                   Consolidated Consolidated Consolidated Corporation*   Corporation Corporation*

Common Equity:
 Common shares, $5 par value of Registrant (1)      $58,485,025         $100           $1     $                  $1    $
 Other paid-in capital                               78,048,527   47,046,923          999                 9,808,199
 Common share expense                                   (43,912)
 Retained earnings                                  124,158,285   (5,038,782) (41,462,692)                7,702,266
   Total Common Equity                              260,647,925   42,008,241  (41,461,692)               17,510,466
Non-Redeemable Preferred:
  4.25%, $100 par value, 35,000 shares (2)
  5.60%, $100 par value, 25,000 shares (2)
  3.75%, $100 par value,  7,689 shares (2)
  $.01 par value, 7,500 shares (3)                                        75
  Premium, net of expense
   Total Non-Redeemable                                                   75
Redeemable Preferred:
 6.625%, $100 par value, 300,000 shares (4)          30,000,000
 Expense, net of premium                               (335,498)
 Preferred stock redemption cost                     (1,305,448)
   Total Redeemable                                  28,359,054
Long-Term Debt:
 Secured Notes:
   10.2% due 2008
 Unsecured Notes:
   9.59% due 2011                                                                                        23,636,896
   7% due 2000                                                    50,000,000
   9.6% due 2001                                                   6,400,000
   10.56% due 2005                                                21,000,000
 Variable Rate Bonds:
   Demand due 2014 (5)
   Revenue Refunding due 2011 (5)
 Pollution Control Revenue Bonds:
   5.875% due 2008                                   40,000,000
 First Mortgage Bonds:
   9.5% due 2004 (Series B)
   10.35% due 2010 (Series C)
   8.95% due 2001
                                                     40,000,000   77,400,000                             23,636,896
 Less portion due within one year                                 77,400,000                              2,476,660
   Total Long-Term Debt                              40,000,000                                          21,160,236
   Total Capitalization                            $329,006,979  $42,008,316 ($41,461,692)   $          $38,670,702     $
    (1)  Authorized 36,000,000 shares, 20,435,997 shares outstanding.
    (2)  Authorized and Outstanding.
    (3)  The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the net income of Citizens Conservation Services divided by 7,500.
    (4)  Authorized 400,000 shares, outstanding 300,000.
    (5)  Weighted average interest rate was 3.3% for 1999.
  *  Companies dissolved in 1999.
The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (1 of 2)
FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                                     Blackstone
                                                                              Eastern       EUA        Valley      Newport
                                                        EUA                  Utilities    Service     Electric     Electric
                                                   Consolidated Eliminations Associates Corporation    Company   Corporation

Operating Revenues                                 $553,766,589 $82,474,674   $            $         $127,081,842 $60,543,498
Operating Expenses:
 Operation                                          394,427,131 136,028,966   1,765,926   53,906,529   96,445,973  42,546,392
 Maintenance                                         19,192,597   1,173,033       1,957    1,173,729    3,182,885   2,124,273
 Depreciation and amortization                       44,509,707   1,364,479       2,545    1,367,615    6,492,512   2,872,989
 Taxes Other than income                             21,473,100   2,753,443      12,048    2,767,187    7,898,874   4,021,753
 Income Taxes - Current (credit)                      1,400,772     122,829          28      254,933    3,081,283   1,864,961
              - Deferred (credit)                    17,496,006     (93,104)   (216,810)     (50,048)     399,019     566,750
    Total Operating Expenses                        498,499,313 141,349,646   1,565,694   59,419,945  117,500,546  53,997,118
       Operating Income                              55,267,276 (58,874,972) (1,565,694) (59,419,945)   9,581,296   6,546,380
Other Income and Deductions:
 Interest and dividend income                         7,670,329   4,321,117   3,239,932        6,816       63,168      25,118
 Energy Related Asset Adjustments                   (24,868,190)
 Income Tax Impact of Energy
   Related Asset Adjustments                          8,210,261
 Equity in earnings of jointly-
   owned companies                                    9,232,740  16,230,136  16,230,136
 Allowance for other funds used during
   construction                                         276,406                                            97,951      10,072
 Other (deductions) income - net                        512,536  59,385,709   4,807,131   60,201,552     (146,889)     25,891
   Total Other Income                                 1,034,082  79,936,962  24,277,199   60,208,368       14,230      61,081
     Income Before Interest Charges                  56,301,358  21,061,990  22,711,505      788,423    9,595,526   6,607,461
Interest Charges:
 Interest on long-term debt                          21,550,967                              520,200    2,874,523   1,029,516
 Amortization of debt expense and premium             1,308,699                               11,398       82,024      71,136
 Other interest expense (principally
   short-term notes)                                 14,710,516   4,831,854   5,793,203        6,010      972,804     985,065
 Allowance for borrowed funds used during
   construction - (credit)                             (492,210)                                          (76,496)    (40,120)
     Total Interest Charges                          37,077,972   4,831,854   5,793,203      537,608    3,852,855   2,045,597
          Net Income                                 19,223,386  16,230,136  16,918,302      250,815    5,742,671   4,561,864
Preferred Dividends Requirement                       2,305,084                                           288,750      28,834
          Earnings available for common shareholder $16,918,302  16,230,136 $16,918,302     $250,815   $5,453,921  $4,533,030

Earnings per EUA Common Share:                       20,435,997
  weighted average shares outstanding                     $0.83
 ( ) Denotes Contra
 *  Companies dissolved in 1999.

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS           (2 of 2)
FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                                                       EUA
                                                      Eastern       EUA          EUA         EUA           EUA      Telecomm-
                                                      Edison      Cogenex    Energy Inv. Energy Service Ocean State  unications
                                                   Consolidated Consolidated Consolidated Corporation* Corporation Corporation*

Operating Revenues                                 $394,566,408 $49,398,567    $4,650,948  $           $           $
Operating Expenses:
 Operation                                          288,490,019  39,339,954     7,682,466      8,502     265,185       5,151
 Maintenance                                         12,743,813   1,130,029         4,049        355       4,356         184
 Depreciation and amortization                       24,374,553  10,349,954       328,890     71,807       3,300      10,021
 Taxes Other than income                              8,760,366     709,150        47,691        317       8,913         244
 Income Taxes - Current (credit)                      7,376,871  (4,213,598)   (5,955,389)       433    (925,059)     39,138
              - Deferred (credit)                    14,422,489   1,409,832       879,706                 (7,964)        (72)
    Total Operating Expenses                        356,168,111  48,725,321     2,987,413     81,414    (651,269)     54,666
       Operating Income                              38,398,297     673,246     1,663,535    (81,414)    651,269     (54,666)
Other Income and Deductions:
 Interest and dividend income                         2,777,095   5,276,413       601,074         12       1,812           6
 Energy Related Asset Adjustments                                (5,133,251)  (19,734,939)
 Income Tax Impact of Energy
   Related Asset Adjustments                                      1,303,032     6,907,229
 Equity in earnings of jointly-
   owned companies                                      838,798                  (266,664)             8,660,606
 Allowance for other funds used during
   construction                                         168,383
 Other (deductions) income - net                      1,877,419  (1,166,449)   (3,223,273)   144,892  (2,819,306)    197,277
   Total Other Income                                 5,661,695     279,745   (15,716,573)   144,904   5,843,112     197,283
     Income Before Interest Charges                  44,059,992     952,991   (14,053,038)    63,490   6,494,381     142,617
Interest Charges:
 Interest on long-term debt                           7,860,748   6,840,860                            2,425,120
 Amortization of debt expense and premium             1,116,166                                           27,975
 Other interest expense (principally
   short-term notes)                                  7,736,243     652,863     3,204,730     28,404     151,568      11,480
 Allowance for borrowed funds used during
   construction - (credit)                             (187,841)   (187,753)
     Total Interest Charges                          16,525,316   7,305,970     3,204,730     28,404   2,604,663      11,480
          Net Income                                 27,534,676  (6,352,979)  (17,257,768)    35,086   3,889,718     131,137
Preferred Dividends Requirement                       1,987,500
          Earnings available for common shareholder $25,547,176 ($6,352,979) ($17,257,768)   $35,086  $3,889,718    $131,137

Earnings per EUA Common Share:
  weighted average shares outstanding
 ( ) Denotes Contra
 *  Companies dissolved in 1999.

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (1 of 2)
FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                                      Blackstone
                                                                               Eastern       EUA        Valley     Newport
                                                         EUA                  Utilities    Service     Electric    Electric
                                                    Consolidated Eliminations Associates Corporation   Company   Corporation

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                           $19,223,386 $16,230,136  $16,918,302    $250,815  $5,742,671   $4,561,864
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                     51,332,569                1,840,498   1,379,014   7,065,686    2,787,885
    Amortization of nuclear fuel                       3,667,114
    Deferred taxes                                     8,616,537               (1,010,145)    (50,048)    423,334      578,620
    Non-cash expenses/(gains) on sales of investment
        in energy savings projects                    14,717,829
    Energy related asset adjustments                   22,765,478
    Investment tax credit, net                        (6,179,053)                                        (176,390)     (84,618)
    Allowance for other funds used during construc.     (276,405)                                         (97,950)     (10,072)
    Collections and sales of project notes and
    leases receivable                                  7,932,991
    Other - net                                      (27,110,940) (1,554,337) (13,141,625)    492,415    (104,647)  (1,250,026)
Changes in Operating Assets and Liabilities:
    Accounts receivable                               (5,943,328)    843,780    1,962,520  (2,911,721)  1,003,264      998,562
    Materials and supplies                             8,737,678                                1,104    (143,672)      12,094
    Notes receivable                                   5,858,725  (7,211,213)  (7,718,863)
    Accounts payable                                   6,927,004  (3,615,171)   1,013,902    (142,711) (5,486,741)   7,381,151
    Accrued taxes                                    (11,639,751)  2,771,391    2,408,793     221,710   2,680,614    1,360,791
    Regulatory asset - purchased power contract
      buyout, Net                                    (51,801,450)
    Other - net                                        6,605,010      (1,003)    (188,724)    496,263  (1,713,997)    (481,552)
    Net Cash Provided from (Used in) Operating Act.   53,433,394   7,463,583    2,084,658    (263,159)  9,192,172   15,854,699
CASH FLOW FROM INVESTING ACTIVITIES:
    Construction expenditures                        (57,039,322)                            (146,884) (6,965,422)  (3,010,114)
    Collections on notes and lease receivables of
     EUA Cogenex                                      14,732,529
    Proceeds from the sale of generation assets       62,346,065                                          250,000      560,000
    Proceeds from the sale of Day division             2,893,749
    Investments in subsidiaries                          216,274 (16,899,993) (16,899,993)
    Net Cash Provided From (Used in) Investing Act.   23,149,295 (16,899,993) (16,899,993)   (146,884) (6,715,422)  (2,450,114)
CASH FLOW FROM FINANCING ACTIVITIES:
    Redemptions of common stock                                  (23,000,007)
    Redemptions of long-term debt                   (145,345,345)                          (1,100,000) (1,500,000) (10,568,685)
    Capital contribution from EUA Parent                          40,000,000
    EUA common share dividends paid                  (33,923,776)(14,774,796) (33,923,776)   (150,000) (2,506,924)  (1,660,000)
    Subsidiary preferred dividends paid               (2,305,083)                                        (288,750)     (28,833)
    Net increase (decrease) in short-term debt        80,381,589   7,211,213   48,830,000               1,740,000   (1,230,000)
    Net Cash (Used in) Provided from Financing Act. (101,192,615)  9,436,410   14,906,224  (1,250,000) (2,555,674) (13,487,518)
NET INCREASE (DECREASE) IN CASH                      (24,609,926)                  90,889  (1,660,043)    (78,924)     (82,933)
Cash and temporary cash investments at beginning
       of year                                        32,089,677                            2,422,127     178,221      142,474
Cash and temporary cash investments at end of year    $7,479,751   $              $90,889    $762,084     $99,297      $59,541
Cash paid during the year for:
    Interest (net of amount Capitalized)             $28,607,999               $3,039,822    $582,181  $2,932,655   $1,316,417
    Income Taxes (Refund)                            $17,421,019              ($6,457,690)  ($301,447)   $218,956     $510,018
Conversion of investments in energy savings projects
    to notes and leases receivable                    $1,922,000

( ) Denotes Contra
 *  Companies dissolved in 1999.
The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS    (2 of 2)
FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                   EUA         EUA                     EUA
                                                        Eastern       EUA        Energy       Energy       EUA      Telecomm-
                                                        Edison      Cogenex    Investment    Services    Ocean State  unications
                                                     Consolidated Consolidated Consolidated Corporation* Corporation Corporation*

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                            $27,534,676  ($6,352,979)($17,257,768)   $35,086  $3,889,718    $131,137
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                      27,914,332   10,673,820     (352,737)                27,975      (3,904)
    Amortization of nuclear fuel                        3,667,114
    Deferred taxes                                     11,493,365    1,780,693   (4,301,577)              (297,633)        (72)
    Non-cash expenses/(gains) on sales of investment
        in energy savings projects                                  14,717,829
    Energy related asset adjustments                                 3,030,539    19,734,939
    Investment tax credit, net                         (5,918,045)
    Allowance for other funds used during construc.      (168,383)
    Collections and sales of project notes and
    leases receivable                                                7,932,991
    Other - net                                       (25,372,786)   1,625,632    8,641,897     79,208     339,294      25,361
Changes in Operating Assets and Liabilities:
    Accounts receivable                                (9,791,689)   4,409,834   (1,249,701)   433,207                  46,176
    Materials and supplies                              7,948,639       23,798      895,715
    Notes receivable                                                              6,366,375
    Accounts payable                                      291,257    1,473,234   (1,212,173)    (3,558)        716      (3,244)
    Accrued taxes                                     (17,006,782)      15,792      (15,254)             1,465,976
    Regulatory asset - purchased power contract
     buyout, Net                                      (51,801,450)
    Other - net                                        26,655,907    1,222,177  (19,361,730)    (5,982)    (16,249)     (2,106)
    Net Cash Provided from (Used in) Operating Act.    (4,553,845)  40,553,360   (8,112,014)   537,961   5,409,797     193,348
CASH FLOW FROM INVESTING ACTIVITIES:
    Construction expenditures                         (13,902,173) (33,014,729)
    Collections on notes and lease receivables of
     EUA Cogenex                                       14,732,529
    Proceeds from the sale of generation assets        61,536,065
    Proceeds from the sale of Day division                           2,893,749
    Investments in subsidiaries                           216,274
    Net Cash Provided From (Used in) Investing Act.    47,850,166  (15,388,451)
CASH FLOW FROM FINANCING ACTIVITIES:
    Redemptions of common stock                       (23,000,007)
    Redemptions of long-term debt                    (123,000,000)  (6,700,000)                         (2,476,660)
    Capital contribution from EUA Parent               40,000,000
    EUA common share dividends paid                    (7,532,872)                                      (2,925,000)
    Subsidiary preferred dividends paid                (1,987,500)
    Net increase (decrease) in short-term debt         47,060,000  (15,953,338)   7,907,898   (540,195)    (10,000)   (211,563)
    Net Cash (Used in) Provided from Financing Act.   (68,460,379) (22,653,338)   7,907,898   (540,195) (5,411,660)   (211,563)
NET INCREASE (DECREASE) IN CASH                       (25,164,058)   2,511,571     (204,116)    (2,234)     (1,863)    (18,215)
Cash and temporary cash investments at beginning
       of year                                         25,952,161    2,782,421      552,017      2,234      39,807      18,215
Cash and temporary cash investments at end of year       $788,103   $5,293,992     $347,901   $            $37,944   $
Cash paid during the year for:
     Interest (net of amount capitalized)             $11,427,088   $7,171,247       $1,881             $2,136,708
     Income Taxes (Refund)                            $26,549,478  ($3,709,730)   ($112,356)      $706    $722,628        $456
Conversion of investments in energy savings projects
    to notes and leases receivable                                  $1,922,000

( ) Denotes Contra
 *  Companies dissolved in 1999.
The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL (1 of 2)
December 31, 1999


                                                                                                      Blackstone
                                                                           Eastern         EUA          Valley       Newport
                                                 EUA                      Utilities      Service       Electric      Electric
                                             Consolidated  Eliminations   Associates   Corporation     Company     Corporation

Balance of Retained Earnings at Beginning
      of year                                 $56,465,505  $108,887,118   $56,465,505      $456,189   $14,547,359    $3,694,230
Additions:
   Net Income (Loss)                           19,223,386    16,230,136    16,918,302       250,815     5,742,671     4,561,864
      Total                                    75,688,891   125,117,254    73,383,807       707,004    20,290,030     8,256,094
Deductions:
  Dividends:
    Preferred - subsidiaries                    2,305,084                                                 288,750        28,834
    Common - subsidiaries                                    14,674,796                      50,000     2,506,924     1,660,000
    Common - registrant - $1.66 per share      33,923,776                  33,923,776
 Total Dividends                               36,228,860    14,674,796    33,923,776        50,000     2,795,674     1,688,834
  Other                                           364,761       364,761       364,761
      Total Deductions                         36,593,621    15,039,557    34,288,537        50,000     2,795,674     1,688,834
Balance of Retained Earnings at End of Period $39,095,270  $110,077,697   $39,095,270      $657,004   $17,494,356    $6,567,260



Other Paid-In Capital at Beginning of Year   $218,959,339                $218,959,339

Additions:
Amortization restricted stock costs             1,642,164                   1,642,164
Other                                              92,892                      92,892
Other Paid-In Capital at End of Year         $220,694,395                $220,694,395

 ( ) Denotes Contra
 *  Companies dissolved in 1999.
The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL (2 of 2)
December 31, 1999


                                                                              EUA                                       EUA
                                                Eastern         EUA          Energy         EUA           EUA        Telecomm-
                                                 Edison       Cogenex      Investment  Energy Service Ocean State    unications
                                              Consolidated  Consolidated  Consolidated  Corporation*  Corporation   Corporation*

Balance of Retained Earnings at Beginning
  of year                                     $106,508,742    $1,314,197  ($24,204,924)     ($35,086)   $6,737,548     ($131,137)
Additions:
   Net Income (Loss)                            27,534,676    (6,352,979)  (17,257,768)       35,086     3,889,718       131,137
      Total                                    134,043,418    (5,038,782)  (41,462,692)                 10,627,266
Deductions:
  Dividends:
    Preferred - subsidiaries                     1,987,500
    Common - subsidiaries                        7,532,872                                               2,925,000
    Common - registrant - $1.66 per share
 Total Dividends                                 9,520,372                                               2,925,000
  Other                                            364,761
      Total Deductions                           9,885,133                                               2,925,000
Balance of Retained Earnings at End of Period $124,158,285   ($5,038,782) ($41,462,692)  $              $7,702,266   $



Other Paid-In Capital at Beginning of Year

Additions:
Amortization restricted stock costs
Other
Other Paid-In Capital at End of Year

 ( ) Denotes Contra
 *  Companies dissolved in 1999.
The accompanying notes are an integral part of the financial statements.

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
December 31, 1999

                                                       Eastern                    Eastern       Montaup
                                                        Edison                     Edison       Electric
ASSETS                                               Consolidated Eliminations    Company       Company

Utility plant and other investments:
  Utility plant in service                           $479,270,049   $           $252,307,153  $226,962,896
  Less accumulated provision for depreciation
    and amortization                                  186,399,470                103,500,297    82,899,173
  Net Utility plant in service                        292,870,579                148,806,856   144,063,723
  Construction work in progress                         4,251,480                  2,444,509     1,806,971
  Net utility plant                                   297,122,059                151,251,365   145,870,694
  Non-utility property                                  2,388,393                    105,735     2,282,658
  Less accumulated provision for depreciation               9,697                      9,697
  Net non-utility property                              2,378,696                     96,038     2,282,658
  Investments in subsidiaries (at equity)              12,277,169  223,342,536   223,342,536    12,277,169
  Other                                                    66,322                     10,405        55,917
  Total Utility Plant and Other Investments           311,844,246  223,342,536   374,700,344   160,486,438
  Current Assets:
  Cash and temporary cash investments                     788,103                    244,271       543,832
  Accounts receivable - Net:
      Customers                                        30,091,670                 21,002,013     9,089,657
      Accrued unbilled revenue                          3,909,293                  3,031,538       877,755
      Others                                           14,277,788                  2,457,787    11,820,001
  Accounts receivable - associated companies           14,510,577   10,023,042     2,990,672    21,542,947
Materials and supplies (at average cost):
    Plant materials and operating supplies              2,015,746                  1,793,099       222,647
  Other current assets                                  3,596,240                    843,771     2,752,469
      Total Current Assets                             69,189,417   10,023,042    32,363,151    46,849,308
Deferred Debits:
  Unamortized debt expense                                590,255                    573,042        17,213
  Unrecovered Regulatory Plant Costs (Note A)          45,955,085                               45,955,085
  Other deferred debits                               583,547,161                 35,377,058   548,170,103
      Total Deferred Debits                           630,092,501                 35,950,100   594,142,401
  Total assets                                     $1,011,126,164 $233,365,578  $443,013,595  $801,478,147

  ( ) Denotes Contra
The accompanying notes are an integral part of the financial statements.

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
December 31, 1999


                                                        Eastern                    Eastern       Montaup
                                                         Edison                     Edison       Electric
LIABILITIES                                           Consolidated Eliminations    Company       Company

Capitalization:
  Common equity                                       $260,647,925 $133,590,335  $260,647,925  $133,590,335
  Redeemable preferred stock - net                      29,664,502                 29,664,502
  Redeemable preferred stock of  subsidiaries- net                    1,500,000                   1,500,000
  Preferred Stock Redemption Cost                       (1,305,448)                (1,305,448)
  Long-term debt - net                                  40,000,000   88,252,201    40,000,000    88,252,201
    Total Capitalization                               329,006,979  223,342,536   329,006,979   223,342,536
Current Liabilities:
  Long-term debt due within one year
  Notes payable                                         47,060,000                 34,560,000    12,500,000
  Accounts payable                                      24,480,091                 11,131,030    13,349,061
  Accounts payable - associated companies               10,300,648    7,625,917    16,211,995     1,714,570
  Customer deposits                                      1,115,959                  1,115,959
  Taxes accrued                                            353,906                    468,242      (114,336)
  Interest accrued                                       1,233,017    2,397,125     1,158,755     2,471,387
  Purchased power contract buyout payable               75,697,865                               75,697,865
  Other current liabilities                             45,435,457                  8,342,988    37,092,469
    Total Current Liabilities                          205,676,943   10,023,042    72,988,969   142,711,016
Other Liabilities:
  Unamortized investment credit                          7,231,618                  3,008,025     4,223,593
  Other deferred credits and other liabilities         339,887,929                 16,044,862   323,843,067
    Total Other Liabilities                            347,119,547                 19,052,887   328,066,660
Accumulated deferred taxes                             129,322,695                 21,964,760   107,357,935
  Total liabilities and capitalization              $1,011,126,164 $233,365,578  $443,013,595  $801,478,147

  ( ) Denotes Contra
The accompanying notes are an integral part of the financial statements.

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF CAPITALIZATION
December 31, 1999




                                               Eastern                    Eastern       Montaup
                                                Edison                     Edison       Electric
                                             Consolidated Eliminations    Company       Company
Common Equity:
  Common shares                               $58,485,025  $42,140,000   $58,485,025   $42,140,000
  Other paid-in capital                        78,048,527   21,238,000    78,048,527    21,238,000
  Common share expense                            (43,912)                   (43,912)
  Retained earnings                           124,158,285   70,212,336   124,158,285    70,212,336
    Total Common Equity                       260,647,925  133,590,336   260,647,925   133,590,336

Redeemable Preferred:
  6.625%, $100 par value, 300,000 shares       30,000,000                 30,000,000
  Redeemable preferred stock of subsidiaries                 1,500,000                   1,500,000
  Expense, net of premium                        (335,498)                  (335,498)
  Preferred stock redemption cost              (1,305,448)                (1,305,448)
    Total Redeemable                           28,359,054    1,500,000    28,359,054     1,500,000
Long-Term Debt:
  Pollution Control Revenue Bonds:
    5.875% due 2008                            40,000,000                 40,000,000
  Debenture Bonds:
    8% due 2000                                              8,500,000                   8,500,000
    8.25% due 2003                                          12,800,000                  12,800,000
    10% due 2008                                             9,275,000                   9,275,000
    10.125% due 2008                                        27,677,200                  27,677,200
    9% due 2020                                              5,000,000                   5,000,000
    9.375% due 2020                                         25,000,000                  25,000,000
    Total Long-Term Debt                       40,000,000   88,252,200    40,000,000    88,252,200
    Total Capitalization                     $329,006,979 $223,342,536  $329,006,979  $223,342,536

The accompanying notes are an integral part of the financial statements.

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1999




                                                        Eastern                    Eastern       Montaup
                                                         Edison                     Edison       Electric
                                                      Consolidated Eliminations    Company       Company
Operating Revenues                                    $394,566,408 $122,604,836  $253,914,217  $263,257,027
Operating Expenses:
  Operation                                            288,490,019  122,604,836   209,061,338   202,033,517
  Maintenance                                           12,743,813                  5,980,536     6,763,277
  Depreciation and amortization                         24,374,553                 10,965,727    13,408,826
  Taxes Other than income                                8,760,366                  4,787,093     3,973,273
  Income Taxes - Current                                 7,376,871                  5,723,643     1,653,228
               - Deferred                               14,422,489                  3,656,635    10,765,854
     Total Operating Expenses                          356,168,111  122,604,836   240,174,972   238,597,975
        Operating Income                                38,398,297                 13,739,245    24,659,052
Other Income and Deductions:
  Interest and dividend income                           2,777,095   12,436,120    11,491,522     3,721,693
  Equity in earnings of jointly-owned companies            838,798   13,835,274    13,835,274       838,798
  Allowance for other funds used during construction      168,383                                  168,383
  Other (deductions) income - net                        1,877,419                   (129,479)    2,006,898
    Total Other Income                                   5,661,695   26,271,394    25,197,317     6,735,772
      Income Before Interest Charges                    44,059,992   26,271,394    38,936,562    31,394,824
Interest Charges:
  Interest on long-term debt                             7,860,748   10,608,812     7,860,748    10,608,812
  Amortization of debt expense and premium               1,116,166                     17,659     1,098,507
  Other interest expense (principally
    short-term notes)                                    7,736,243    1,827,308     3,642,614     5,920,937
  Allowance for borrowed funds used during
    construction - (credit)                               (187,841)                  (119,134)      (68,707)
      Total Interest Charges                            16,525,316   12,436,120    11,401,887    17,559,549
Net Income                                              27,534,676   13,835,274    27,534,675    13,835,275
Preferred Dividends Requirement                          1,987,500                  1,987,500
      Earnings Available for Common Stockholders       $25,547,176  $13,835,274   $25,547,175   $13,835,275

Weighted average shares outstanding                      2,339,401

Earnings per share                                          $10.92

  ( ) Denotes Contra
The accompanying notes are an integral part of the financial statements.

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1999




                                                        Eastern                    Eastern       Montaup
                                                         Edison                     Edison       Electric
                                                      Consolidated Eliminations    Company       Company

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                             $27,534,676  $13,835,274   $27,534,675   $13,835,275
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Activities:
    Depreciation and Amortization                       27,914,332                 10,897,590    17,016,742
    Amortization of nuclear fuel                         3,667,114                                3,667,114
    Deferred taxes                                      11,493,365                  3,703,775     7,789,590
    Investment tax credit, net                          (5,918,045)                  (301,776)   (5,616,269)
    Allowance for other funds used during construction    (168,383)                                (168,383)
    Other - Net                                        (25,372,786) (11,593,709)  (11,416,139)  (25,550,356)
Changes in Operating Assets and Liabilities:
    Accounts receivable                                 (9,791,689)  54,869,727    17,844,889    27,233,149
    Materials and supplies                               7,948,639                    159,694     7,788,945
    Accounts payable                                       291,257  (52,156,981)  (29,565,723)  (22,300,001)
    Accrued taxes                                      (17,006,782)                 2,698,685   (19,705,467)
    Liability - Purchase Power Contract Buyout         (51,801,450)                             (51,801,450)
    Other - net                                         26,655,907   (2,712,746)   (4,124,711)   28,067,872
     Net Cash Provided from Operating Activities        (4,553,845)   2,241,565    17,430,959   (19,743,239)
CASH FLOW FROM INVESTING ACTIVITIES:
    Construction expenditures                          (13,902,173)               (10,515,181)   (3,386,992)
    Proceeds from the Sale of Generation Assets         61,536,065                               61,536,065
    Decrease in Other Investments                          216,274   54,750,000    54,750,000       216,274
     Net Cash Used in Investing Activities              47,850,166   54,750,000    44,234,819    58,365,347
CASH FLOW FROM FINANCING ACTIVITIES:
Redemptions:
  Common Stock                                         (23,000,007) (24,750,000)  (23,000,007)  (24,750,000)
  Long-term debt                                      (123,000,000) (29,729,382) (123,000,000)  (29,729,382)
   Eastern Edison common share dividends paid           (7,532,872)  (2,449,480)   (7,532,872)   (2,449,480)
   Preferred dividends paid                             (1,987,500)     (62,699)   (1,987,500)      (62,699)
   Capital Contribution from EUA Parent                 40,000,000                 40,000,000
   Net Decrease in short-term debt                      47,060,000                 34,560,000    12,500,000
       Net Cash (Used In) Financing Activitities       (68,460,379) (56,991,561)  (80,960,379)  (44,491,561)
NET DECREASE IN CASH                                   (25,164,058)               (19,294,601)   (5,869,457)
Cash and temporary cash investments
   at beginning of year                                 25,952,161                 25,798,213       153,948
Cash and temporary cash investments
   at end of year                                         $788,103   $             $6,503,612   ($5,715,509)
Cash paid during the year for:
          Interest (Net of Accounts Capitalized)       $11,427,088  $13,391,138   $11,095,770   $13,722,456
              Income Taxes                             $26,549,478                 $3,595,437   $22,954,041

( ) Denotes Contra
The accompanying notes are an integral part of the financial statements.

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
December 31, 1999




                                                        Eastern                    Eastern       Montaup
                                                         Edison                     Edison       Electric
                                                      Consolidated Eliminations    Company       Company
Balance of retained earnings at begin. of year        $106,508,742  $58,889,241  $106,508,742   $58,889,241
Additions:
  Net Income                                            27,534,676   13,835,275    27,534,676    13,835,275
      Total                                            134,043,418   72,724,516   134,043,418    72,724,516
Deductions:
  Dividends:
    Preferred                                            1,987,500       62,700     1,987,500        62,700
    Common                                               7,532,872    2,449,480     7,532,872     2,449,480
  Total Dividends                                        9,520,372    2,512,180     9,520,372     2,512,180
  Other                                                    364,761                    364,761
      Total Deductions                                   9,885,133    2,512,180     9,885,133     2,512,180
Balance of retained earnings at end of period         $124,158,285  $70,212,336  $124,158,285   $70,212,336

  ( ) Denotes Contra

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS (1 of 2)
December 31, 1999


                                                                                                 EUA
                                                EUA                        EUA        EUA    Day Metrix
                                              Cogenex                    Cogenex      Day   (fka Day I & II)   NEM
ASSETS                                      Consolidated  Elimination  (Division)  (Division) (Division)       Inc.
Utility Plant and Other Investments:
 Non-utility property                       $84,016,674     $          $40,330,346     $        $         $7,554,950
 Less accumulated provision for deprec.      44,463,015                 23,517,499                         3,535,345
 Net non-utility property                    39,553,659                 16,812,847                         4,019,605
 Investments in subsidiaries (at equity)        188,654  34,826,048     35,014,702
 Notes receivable                            21,888,154                 20,286,969
 Leases receivable                           13,610,720                  9,492,622
 Other                                        8,786,208                  3,775,824
 Total Utility Plant and Other Investments   84,027,395  34,826,048     85,382,964                         4,019,605
Current Assets:
 Cash and temporary cash investments          5,293,992                  3,291,274   345,470                106,962
 Notes receivable                            14,733,923   8,931,731     23,393,994
 Leases receivable                            2,426,767                  1,444,041
 Accounts receivable - Net:
     Customers                                7,492,379                  3,315,741                          297,335
     Others                                  12,217,939    (630,170)     9,274,200                         (223,745)
 Accounts receivable - associated companies       1,269                      1,269
      Materials and supplies (at cost):
   Plant materials and operating supplies       104,385                     15,354
 Other current assets                           513,419      47,477        472,607                            2,160
     Total Current Assets                    42,784,073   8,349,038     41,208,480   345,470                182,712
Deferred Debits:
 Unamortized debt expense                       165,285                    165,285
 Other deferred debits                        1,959,796                    755,269                          955,600
     Total Deferred Debits                    2,125,081                    920,554                          955,600
 Total Assets                              $128,936,549 $43,175,086   $127,511,998  $345,470    $        $5,157,917

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS    (2 of 2)
December 31, 1999

                                                                EUA
                                         EUA        EUA       Cogenex     EUA        EUA        EUA        EUA       EUA
                                       Cogenex    Citizens      West      MUPA    WestCoast    FRC II    EC&S I      EC&S II
ASSETS                                 Canada    Corporation Corporation (Partn.) (Partner.)  (Partner.) (Partner.) (Partnership)

Utility Plant and Other Investments:
 Non-utility property                   $9,795  $4,377,722  $1,763,267   $         $           $       $11,744,881  $18,235,713
 Less accumulated provision for depr.    1,500   1,557,097     640,998                                   3,975,388   11,235,188
 Net non-utility property                8,295   2,820,625   1,122,269                                   7,769,493    7,000,525
 Investments in subsidiaries (at equity)
 Notes receivable                      (71,606)              1,227,998                                     444,793
 Leases receivable                     526,289               1,182,396                                     993,132    1,416,281
 Other                                  14,629      96,933   4,439,552              15,539                 396,441       47,290
 Total Utility Plant and Other Invest. 477,607   2,917,558   7,972,215              15,539               9,603,859    8,464,096
Current Assets:
 Cash and temporary cash investments    31,946                 452,987              53,682       871       298,848      711,952
 Notes receivable                       32,834                 211,308                                      27,518
 Leases receivable                      39,840                 390,340                                     100,480      452,066
 Accounts receivable - Net:
     Customers                         317,827     920,278   1,288,534                                     978,443      374,221
     Others                            183,526     928,939     751,335                                     391,136      282,378
 Accounts receivable - associated comp.
      Materials and supplies
       (at average cost):
   Plant materials and operating
        supplies                                                89,031
 Other current assets                      843       5,988      79,298
     Total Current Assets              606,816   1,855,205   3,262,833              53,682       871     1,796,425    1,820,617
Deferred Debits:
 Unamortized debt expense
 Other deferred debits                   5,759     181,132      62,036
     Total Deferred Debits               5,759     181,132      62,036
 Total Assets                       $1,090,182  $4,953,895 $11,297,084  $          $69,221      $871   $11,400,284  $10,284,713

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS  (1  of 3)
December 31, 1999

                                                                                            EUA
                                           EUA                         EUA        EUA    Day Matrix
                                         Cogenex                     Cogenex      Day   (fka Day I &   NEM
LIABILITIES                            Consolidated   Elimination  Corporation (Division (Division)   Inc.

Capitalization:
 Common equity                          $42,008,241   $13,324,150  $38,932,429 $3,164,513 $        $8,290,997
 Redeemable preferred stock of
   subsidiaries - net                            75
 Partnerships' capital                                 21,511,898
 Long-term debt - net
   Total Capitalization                  42,008,316    34,836,048  38,932,429  3,164,513            8,290,997
Current Liabilities:
 Long-term debt due within one year      77,400,000                77,400,000
 Notes payable                              155,100    8,931,731
 Accounts payable                         3,225,701     (630,170)   1,457,874                           9,349
 Accounts payable - associated comp.         86,321                    99,791                         (13,470)
 Taxes accrued                               74,891                     8,035
 Interest accrued                         1,123,244       47,477    1,123,244
 Other current liabilities                5,328,818                 5,370,755 (2,819,043)
   Total Current Liabilities             87,394,075    8,349,038   85,459,699 (2,819,043)              (4,121)
Deferred Credits:
 Other deferred credits                   2,076,911      (10,000)   1,871,102
   Total Deferred Credits                 2,076,911      (10,000)   1,871,102
Accumulated deferred taxes               (2,542,753)                1,248,768                      (3,128,959)
  Total Liabilities and Capitalization $128,936,549  $43,175,086  127,511,998   $345,470   $       $5,157,917
     ( ) Denotes Contra

The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS        (2 of 3)
December 31, 1999

                                                                         EUA
                                             EUA           EUA         Cogenex       EUA         EUA
                                           Cogenex       Citizens        West        MUPA       WestCoast
LIABILITIES                                Canada       Corporation   Corporation  (Partner.) (Partnership)
Capitalization:
 Common equity                              $691,728      $69,626     $4,183,098     $          $
 Redeemable preferred stock of
   subsidiaries - net                                          75
 Partnerships' capital                                                                          883,649
 Long-term debt - net
   Total Capitalization                      691,728       69,701      4,183,098                883,649
Current Liabilities:
 Long-term debt due within one year
 Notes payable                               155,100    2,831,659      6,100,072
 Accounts payable                           (116,911)   1,472,352        296,803               (834,428)
 Accounts payable - associated comp.
 Taxes accrued                                66,836           20
 Interest accrued                                          13,169         34,308
 Other current liabilities                   130,393      325,267      1,580,910                 20,000
   Total Current Liabilities                 235,418    4,642,467      8,012,093               (814,428)
Deferred Credits:
 Other deferred credits                      169,218
   Total Deferred Credits                    169,218
Accumulated deferred taxes                    (6,182)     241,727       (898,107)
  Total Liabilities and Capitalization    $1,090,182    $4,953,895    $11,297,084     $          $69,221
 ( ) Denotes Contra

    The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS (3 of 3)
December 31, 1999


                                        EUA           EUA           EUA
                                       FRC II        EC&S I       EC&S II
LIABILITIES                           (Partner.)  (Partner.)    (Partnership)

Capitalization:
 Common equity                          $            $             $
 Redeemable preferred stock of
   subsidiaries - net
 Partnerships' capital                    871      10,868,116      9,759,262
 Long-term debt - net
   Total Capitalization                   871      10,868,116      9,759,262
Current Liabilities:
 Long-term debt due within one year
 Notes payable
 Accounts payable                                    347,088         (36,596)
 Accounts payable - associated comp.
 Taxes accrued
 Interest accrued
 Other current liabilities                           185,080         535,456
   Total Current Liabilities                         532,168         498,860
Deferred Credits:
 Other deferred credits                                               26,591
   Total Deferred Credits                                             26,591
Accumulated deferred taxes
  Total Liabilities and Capitalization   $871      $11,400,284   $10,284,713
 ( ) Denotes Contra

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (1 of 3)
December 31, 1999


                                                                                             EUA
                                          EUA                         EUA         EUA     Day Matrix
                                        Cogenex                     Cogenex       Day    (fka Day I &     NEM
                                      Consolidated Elimination   Corporation (Division)   (Division)      Inc.

Common Equity:
 Common Shares, $.01 par value                $100       $1,400         $100     $         $             $1,100
 Other Paid-In Capital                  47,046,923    9,774,016   44,213,315   2,833,608               4,252,050
 Retained Earnings                      (5,038,782)   25,351,306  (1,803,060)   330,904   (3,477,928)  4,037,847
    Total Common Equity                 42,008,241    35,126,722  42,410,355   3,164,512  (3,477,928)  8,290,997
Non-Redeemable Preferred:
 $.01 par value, 7,500 shares (1)               75
    Total Non-Redeemable                        75
Long-Term Debt:
 Unsecured Notes:
 7.00% due 2000                         50,000,000                50,000,000
 9.6% due 2001                           6,400,000                 6,400,000
 10.56% due 2005                        21,000,000                21,000,000
                                        77,400,000                77,400,000
Less portion due within one year        77,400,000                77,400,000
 Total Long-Term Debt
 Total Capitalization                  $42,008,316   $35,126,722  $42,410,355 $3,164,512 ($3,477,928)  $8,290,997

    (The Preferred Stock shall be entitled to an annual dividend per share at a rate to 33% of the net income of Citizens Conservation Services divided by 7,500.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION  (2 of 3)
December 31, 1999


                                                                         EUA
                                                   EUA      EUA        Cogenex        EUA
                                                 Cogenex  Citizens       West         MUPA
                                                 Canada  Corporation   Corporation  (Partnership)

Common Equity:
     Common Shares, $.01 par value                  $100      $100          $100       $
     Other Paid-In Capital                                             5,521,966
     Retained Earnings                           982,302    69,526    (1,338,967)
        Total Common Equity                      982,402    69,626     4,183,099
    Non-Redeemable Preferred:
     $.01 par value, 7,500 shares (1)                           75
        Total Non-Redeemable                                    75
    Long-Term Debt:
     Unsecured Notes:
     7.00% due 2000
     9.6% due 2001
     10.56% due 2005

    Less portion due within one year
     Total Long-Term Debt
     Total Capitalization                       $982,402   $69,701    $4,183,099      $

    (The Preferred Stock shall be entitled to an annual dividend per share at a rate to 33% of the net income of Citizens Conservation Services divided by 7,500.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION  (3 of 3)
December 31, 1999



                                              EUA         EUA           EUA             EUA
                                           West Coast    FRC II        EC&S I         EC &S II
                                         (Partnership) (Partnership) (Partnership) (Partnership)

Common Equity:
     Common Shares, $.01 par value           $            $            $               $
     Other Paid-In Capital
     Retained Earnings                       883,649        872      10,868,117      9,759,262
        Total Common Equity                  883,649        872      10,868,117      9,759,262
    Non-Redeemable Preferred:
     $.01 par value, 7,500 shares (1)
        Total Non-Redeemable
    Long-Term Debt:
     Unsecured Notes:
     7.00% due 2000
     9.6% due 2001
     10.56% due 2005

    Less portion due within one year
     Total Long-Term Debt
     Total Capitalization                   $883,649       $872      $10,868,117      $9,759,262

    (The Preferred Stock shall be entitled to an annual dividend per share at a rate to 33% of the net income of Citizens Conservation Services divided by 7,500.

    The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS  (1 OF 3)
FOR THE TWELVE  MONTHS ENDED December 31, 1999

                                                                                                         EUA
                                                   EUA                         EUA          EUA       Day Matrix
                                                 Cogenex                     Cogenex        Day      (fka Day I &     NEM
                                               Consolidated    Elimination Corporation   (Division    (Division)     Inc.

Operating Revenues                              $49,398,567      $         $15,367,438   $7,474,022       $45,156   $3,680,794
Operating Expenses:
 Operation                                       39,339,954                 13,891,829    7,541,898       849,401      178,503
 Maintenance                                      1,130,029                    482,591                                  12,722
 Depreciation and amortization                   10,349,954                  5,321,758      244,539       115,004      564,272
 Taxes - Other than income                          709,149                    320,463      218,153        27,370
            - Income (credit)                    (4,213,598)                (5,105,669)                                643,065
            - Deferred                            1,409,833                  1,029,578                                 325,562
    Total Operating Expenses                     48,725,321                 15,940,550    8,004,590       991,775    1,724,124
       Operating Income                             673,246                   (573,112)    (530,568)     (946,619)   1,956,670
Other Income and Deductions:
 Interest and dividend income                     5,276,413      831,719     5,196,275      156,487
 Energy Related Assets Adjustment                (5,133,251)                (5,133,251)
 Income Tax Impact of Energy
     Related Assets Adjustments                   1,303,032                  1,303,032
 Other (deductions) income - net                 (1,166,449)   3,033,271     1,845,091          264
   Total Other Income                               279,745    3,864,990     3,211,147      156,751
     Income (Loss) Before Interest Charges          952,991    3,864,990     2,638,035     (373,817)     (946,619)   1,956,670
Interest Charges:
 Interest on long-term debt                       6,840,860                  6,840,860
 Other interest expense (principally
   short-term notes)                                652,863      831,719       647,145       93,090       194,721
 Allowance for borrowed funds used during
   construction (credit)                           (187,753)                   (84,526)     (20,712)
     Total Interest Charges                       7,305,970      831,719     7,403,479       72,378       194,721
       Net (Loss) Income                        ($6,352,979)  $3,033,271   ($4,765,444)   ($446,195)  ($1,141,340)  $1,956,667

    The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS    (2 OF 3)
FOR THE TWELVE  MONTHS ENDED December 31, 1999

                                                                          EUA
                                                   EUA        EUA       Cogenex       EUA
                                                 Cogenex    Citizens      West        MUPA
                                                 Canada    Corporation  Corporation  (Partner)

Operating Revenues                              $585,045  $12,722,048  $4,852,260     $
Operating Expenses:
 Operation                                       574,348   11,286,969   4,477,703
 Maintenance                                      53,549       (9,756)     54,068
 Depreciation and amortization                     8,849      585,559     564,165
 Taxes - Other than income                         2,971       91,965      48,227
            - Income (credit)                     (7,467)     136,774     119,699
            - Deferred                            (6,182)      92,118     (31,243)
    Total Operating Expenses                     626,068   12,183,629   5,232,619
       Operating Income                          (41,023)     538,419    (380,359)
Other Income and Deductions:
 Interest and dividend income                     37,503                  291,861
 Energy Related Assets Adjustment
 Income Tax Impact of Energy
     Related Assets Adjustments
 Other (deductions) income - net                  (8,800)        (244)    (60,372)
   Total Other Income                             28,703         (244)    231,489
     Income (Loss) Before Interest charges       (12,320)     538,175    (148,870)
Interest Charges:
 Interest on long-term debt
 Other interest expense (principally
   short-term notes)                               2,855      185,058     361,713
 Allowance for borrowed funds used
   construction (credit)                                      (45,902)    (36,613)
     Total Interest Charges                        2,855      139,156     325,100
       Net (Loss) Income                        ($15,175)    $399,019   ($473,970)     $

    The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS    (3 OF 3)
FOR THE TWELVE  MONTHS ENDED December 31, 1999


                                                   EUA         EUA          EUA           EUA
                                                WestCoast     FRC II       EC&S I       EC&S II
                                            (Partnership)    (Partner.)  (Partner.)    (Partnership)

Operating Revenues                               $230,966      $         $1,912,535    $2,528,303
Operating Expenses:
 Operation                                         21,881         38       421,186        96,198
 Maintenance                                       20,479                  146,315       370,061
 Depreciation and amortization                    113,918                  800,500     2,031,390
 Taxes - Other than income
            - Income (credit)
            - Deferred
    Total Operating Expenses                      156,278         38     1,368,001     2,497,649
       Operating Income                            74,688        (38)      544,534        30,654
Other Income and Deductions:
 Interest and dividend income                     111,134                  141,971       172,901
 Energy Related Assets Adjustment
 Income Tax Impact of Energy
     Related Assets Adjustments
 Other (deductions) income - net                     (150)                 124,393       (33,360)
   Total Other Income                             110,984                  266,364       139,541
     Income (Loss) Before Interest charges        185,672        (38)      810,898       170,195
Interest Charges:
 Interest on long-term debt
 Other interest expense (principally
   short-term notes)
 Allowance for borrowed funds used
   construction (credit)
     Total Interest Charges
       Net (Loss) Income                         $185,672       ($38)     $810,898      $170,195

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS  (1 of 3)
FOR THE TWELVE  MONTHS ENDED December 31, 1999


                                                                                                         EUA
                                                 EUA                            EUA         EUA       Day Matrix
                                               Cogenex                        Cogenex       Day      (fka Day I &     NEM
                                             Consolidated     Elimination   Corporation  (Division)   (Division)      Inc
CASH FLOW FROM OPERATING ACTIVITIES:
Net (Loss) Income                             ($6,352,979)    $3,033,271    ($4,765,444  ($446,195)   ($1,141,340) $1,956,670
Adjustments to Reconcile Net (Loss) Income
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization              10,673,820                    5,645,623     244,539       115,004      564,268
    Deferred taxes                              1,780,693                    1,400,438                                325,562
    Gains on sales of investments in energy
     savings projects paid for with notes
       leases receivable                       (2,240,282)                  (1,837,014)
    Costs of energy savings cash sales
         type projects                         16,958,111                    5,800,818
    Loss on disposition of Day & DayMetrix
         division assets                        3,487,591        (9,673)     3,477,918
    Undistributed Equity earnings of sub.        (457,052)    (3,033,271    (3,490,323)
    Collections of prin port of project
        notes and leases receivable             7,932,991                    4,775,470
    Other - net                                 1,625,632     4,482,915      3,919,235   1,776,314                         12
Net Changes to Working Capital:
    Accounts receivable                         4,409,834     9,435,545     10,441,090                                624,709
    Materials and supplies                         23,798                                   18,489       (33,037)
    Accounts payable                            1,473,234     (6,749,809    (2,464,447)                              (430,219)
    Accrued taxes                                  15,792                        2,351     (10,830)
    Accrued interest                              (64,552)    (1,116,780       (64,553)
    Other - net                                 1,286,729     (2,264,187    (2,545,368)                                (2,160)
    Net Cash Provided from (Used in) Oper.
        Activities                             40,553,360     3,778,011     20,295,794   1,582,317    (1,059,373)   3,038,842
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments
        in energy savings projects            (33,800,076)                  (18,900,475 (2,643,326)
    Collections on financing notes
        and leases receivable                  14,732,529                   14,732,529
    Proceeds from sale of Day division assets   2,893,749     (1,787,014)                   47,362     1,059,373
     Investments in subsidiaries                  785,347     9,448,824     10,234,171
     Net Cash (Used in) Provided from Invest.
        Activities                            (15,388,451)    7,661,810      6,066,225  (2,595,964)     1,059,373
CASH FLOW FROM FINANCING ACTIVITIES:
     Redemption of Long-term debt              (6,700,000)                  (6,700,000)
     Dividends declared                                       (3,575,000)                                          (2,800,000)
     Partner's contribution (withdrawal)                      (5,873,821)
     Net (decrease) increase in short-term
       debt                                   (15,953,338)    (1,991,000    (16,160,000)                             (150,000)
     Net Cash (Used in) Provided from
       Financial Activities                   (22,653,338)    (11,439,82    (22,860,000)                           (2,950,000)
NET (DECREASE) INCREASE IN CASH                 2,511,571                     3,502,019 (1,013,647)                    88,842
Cash and temporary cash investments at
    beginning of year                           2,782,421                      (210,746) 1,359,116                     18,120
Cash and temporary cash investment at
     end of year                               $5,293,992       $            $3,291,273   $345,469     $             $106,962
Cash paid during the year for:
   Interest (net of amounts capitalized)       $7,171,247                    $7,171,247
   Income Taxes                               ($3,709,730)                  ($3,874,172)                             $212,275
Conversion of investments in energy savings
   projects to notes and leases receivable     $1,922,492                    $1,901,214
( ) Denotes contra

    The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (2 of 3)
FOR THE TWELVE  MONTHS ENDED December 31, 1999


                                                                                          EUA
                                                                EUA          EUA        Cogenex        EUA
                                                              Cogenex      Citizens       West         MUPA
                                                              Canada      Corporation  Corporation   (Partnerhip)
CASH FLOW FROM OPERATING ACTIVITIES:
Net (Loss) Income                                            ($15,175)     $399,019    ($473,970)      $
Adjustments to Reconcile Net (Loss) Income
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                               8,852       585,558      564,166
    Deferred taxes                                             (6,182)       92,118      (31,243)
    Gains on sales of investments in energy savings
       projects paid for with note and leases rec.           (191,903)                  (150,000)
    Costs of energy savings cash sale type projects           393,136     7,427,833    2,997,391
    Loss on disposition of Day & DayMetrix division assets
    Undistributed Equity earnings of subsidiaries
    Collections of prin port of project notes and leases rec.  64,661                  2,358,415
    Other - net                                               103,955         1,353      355,164      11,574
Net Changes to Working Capital:
    Accounts receivable                                      (199,519)      143,143     (481,653)    (15,552)
    Materials and supplies                                                                38,346
    Accounts payable                                          153,241       684,732    (1,021,440      3,949
    Accrued taxes                                              32,663          (159)      (8,233)
    Accrued interest                                                       (437,444)    (679,335)
    Other - net                                               (48,909)      106,006    1,415,631      23,749
    Net Cash Provided from (Used in) Operating Activities     294,820     9,002,159    4,883,239      23,720
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects  (787,337)    (7,367,647   (3,633,283    )
    Collections on financing notes and leases receivable
    Proceeds from sale of Day division assets
     Investments in subsidiaries
     Net Cash (Used in) Provided from Investing Activities   (787,337)    (7,367,647   (3,633,283    )
CASH FLOW FROM FINANCING ACTIVITIES:
     Redemption of Long-term debt
     Dividends declared                                                    (775,000)
     Partner's contribution (withdrawal)                                                             (23,720)
     Net (decrease) increase in short-term debt               207,420      (887,000)    (954,758)
     Net Cash (Used in) Provided from Financing Activities     207,420     (1,662,000    (954,758)    (23,720)
NET (DECREASE) INCREASE IN CASH                              (285,097)      (27,488)     295,198
Cash and temporary cash investment at beginning of year       317,043        27,488      157,788
Cash and temporary cash investment at end of year             $31,946       $           $452,986       $
Cash paid during the year for:
   Interest (net of amounts capitalized)
   Income Taxes                                                             $31,865     ($79,698)
Conversion of investments in energy savings projects
       to notes and leases receivable                        ($227,826)
( ) Denotes contra

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS  (3 of 3)
FOR THE TWELVE  MONTHS ENDED December 31, 1999


                                                                EUA         EUA        EUA         EUA
                                                             WestCoast     FRC II     EC&S I     EC&S II
                                                          (Partnership)   (Partner.) (Partner.)  (Partnership)

CASH FLOW FROM OPERATING ACTIVITIES:
Net (Loss) Income                                             $185,672       ($38)   $810,898    $170,195
Adjustments to Reconcile Net (Loss) Income
  to Net Cash Provided by Operating Activities
    Depreciation and amortization                              113,918                800,503   2,031,389
    Deferred taxes
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receivable                             (61,365)
    Costs of energy savings cash sales type projects                                  134,968     203,965
    Loss on disposition of Day & DayMetrix division assets
    Undistributed Equity earnings of subsidiaries
    Collections of prin port of project notes and leases rec.  117,526                160,759     456,160
    Other - net                                                            35,602     (84,668)     (9,994)
Net Changes to Working Capital:
    Accounts receivable                                        749,706    (35,602)    231,491   2,387,566
    Materials and supplies
    Accounts payable                                         (1,080,823   (82,325)    147,519   (1,186,762)
    Accrued taxes
    Accrued interest
    Other - net                                                 (3,817)   (22,318)    (51,108)    150,836
    Net Cash Provided from (Used in) Operating Activities       82,182    (104,681  2,088,997   4,203,355
CASH FLOW FROM INVESTING ACTIVITIES
    Expenditures for investments in energy savings project     202,740     82,325    (601,530)   (151,543)
    Collections on financing notes and leases receivable
    Proceeds from sale of Day division assets
     Investments in subsidiaries
     Net Cash (Used in) Provided from Investing Activities     202,740     82,325    (601,530)   (151,543)
CASH FLOW FROM FINANCING ACTIVITIES
     Redemption of Long-term debt
     Dividends declared
     Partner's contribution (withdrawal)                      (320,419)   (29,682)  (1,750,000  (3,750,000)
     Net (decrease) increase in short-term debt
     Net Cash (Used in) Provided from financing Activities    (320,419)   (29,682)  (1,750,000  (3,750,000)
NET (DECREASE) INCREASE IN CASH                                (35,497)   (52,038)   (262,533)    301,812
Cash and temporary cash investments at beginning of year        89,182     52,909     561,381     410,140
Cash and temporary cash investments at end of year             $53,685       $871    $298,848    $711,952
Cash paid during the year for:
     Interest (net of amounts capitalized)
     Income Taxes
Conversion of investments in energy savings projects
       to notes and leases receivable                                                $249,104
( ) Denotes contra

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED
EARNINGS AND OTHER PAID-IN CAPITAL (1 of 3)
December 31, 1999



                                                                                                           EUA
                                                     EUA                           EUA         EUA      Day Matrix
                                                   Cogenex                       Cogenex       Day     (fka Day I &     NEM
                                                 Consolidated     Elimination   Corporation  (Division   (Division)     Inc.

Balance of retained earnings at beginning of year  $1,314,197   $28,676,183    $2,962,384   $777,099   ($2,336,588)  $2,081,178
Additions:
 Net Income (Loss)                                ($6,352,979)    3,033,271    (4,765,444)  (446,195)   (1,141,340)   1,956,669
 Other additions                                                    290,673
 Total                                             (5,038,782)   32,000,127    (1,803,060)   330,904    (3,477,928)   4,037,847
Deductions:
 Dividends                                                          775,000
 Partners withdrawals                                             5,873,821
 Total                                                            6,648,821
Balance of retained earnings at end of period      (5,038,782)   25,351,306    (1,803,060)   330,904    (3,477,928)   4,037,847

Other Paid-In Capital at beginning of year         47,046,923    12,574,016    45,949,391   1,097,532                 7,052,050
Additions:
 Other                                                                         (1,736,076)  1,736,076
 Total                                             47,046,923    12,574,016    44,213,315   2,833,608                 7,052,050

Deductions:
 Return of Capital                                                2,800,000                                           2,800,000
 Total                                                            2,800,000                                           2,800,000
Other Paid-In Capital at end of period            $47,046,923    $9,774,016    $44,213,315  $2,833,608               $4,252,050
 ( ) Denotes Contra

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED
EARNINGS AND OTHER PAID-IN CAPITAL (2 of 3)
December 31, 1999


                                                                           EUA
                                                    EUA      EUA         Cogenex          EUA
                                                  Cogenex  Citizens        West          MUPA
                                                  Canada  Corporation    Corporation (Partnership)
Balance of retained earnings at beginning of yr. $706,804  $445,507     ($864,998)   $23,720
Additions:
 Net Income (Loss)                                (15,175)  399,019      (473,969)
 Other additions                                  290,673
 Total                                            982,302   844,526     (1,338,967)   23,720
Deductions:
 Dividends                                                  775,000
 Partners withdrawals                                                                 23,720
 Total                                                      775,000                   23,720
Balance of retained earnings at end of period     982,302    69,526     (1,338,967)

Other Paid-In Capital at beginning of year                              5,521,966
Additions:
 Other
 Total                                                                  5,521,966

Deductions:
 Return of Capital
 Total
Other Paid-In Capital at end of period                                 $5,521,966
 ( ) Denotes Contra

    The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED
EARNINGS AND OTHER PAID-IN CAPITAL (3 of 3)
December 31, 1999



                                                     EUA         EUA         EUA            EUA
                                                  West Coast    FRC II      EC&S I          EC &S II
                                                (Partnership) (Partnerhip) (Partnership)  (Partnership)

Balance of retained earnings at beginning of year $1,018,396   $30,592    $11,807,219      $13,339,067
Additions:
 Net Income (Loss)                                  185,672        (38)       810,898         170,195
 Other additions
 Total                                            1,204,068     30,554     12,618,117      13,509,262
Deductions:
 Dividends
 Partners withdrawals                               320,419     29,682      1,750,000       3,750,000
 Total                                              320,419     29,682      1,750,000       3,750,000
Balance of retained earnings at end of period       883,649        872     10,868,117       9,759,262

Other Paid-In Capital at beginning of year
Additions:
 Other
 Total

Deductions:
 Return of Capital
 Total
Other Paid-In Capital at end of period
 ( ) Denotes Contra

    The accompanying notes are an integral part of the financial statements.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS (1 of 2)
December 31, 1999


                                                 EUA                        EUA
                                                Energy                    Energy                      Eastern
                                              Investment                Investment        EUA         Unicord
ASSETS                                       Consolidated Eliminations  Corporation  Transcapacity*  Corporation*

Utility plant and other investments:
  Utility plant in service                       $317,539   $               $317,539   $             $
  Less accumulated provision for depreciation
    and amortization
  Net utility plant in service                    317,539                    317,539
  Non-utility property                         14,784,940
  Less accumulated provision for depreciation  14,272,992

  Net non-utility property                        511,948
  Investments in subsidiaries (at equity)       3,043,446 (11,431,245)    (8,387,799)

  Total Utility Plant and Other Investments     3,872,933 (11,431,245)    (8,070,260)

Current Assets:
  Cash and temporary cash investments             347,901                    327,430
  Notes receivable                              4,839,583  14,584,543     19,324,126
  Accounts receivable  - Net                    4,943,541                  4,321,277
  Accounts receivable - associated companies        5,454     891,848        897,302
  Other current assets                            165,749   1,029,586      1,186,316

      Total Current Assets                     10,302,228  16,505,977     26,056,451

Deferred Debits:
  Other deferred debits                           924,035                    937,917

      Total Deferred Debits                       924,035                    937,917

  Total assets                                $15,099,196  $5,074,732    $18,924,108   $             $

  ( ) Denotes Contra
  * Companies dissolved in 1999.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS (2 of 2)
December 31, 1999



                                                                                  EUA
                                                       EUA                    Compression
ASSETS                                                Bioten       Renova      Services*

Utility plant and other investments:
  Utility plant in service                          $             $           $
  Less accumulated provision for depreciation
    and amortization
  Net utility plant in service
  Non-utility property                               14,784,940
  Less accumulated provision for depreciation        14,272,992

  Net non-utility property                              511,948
  Investments in subsidiaries (at equity)

  Total Utility Plant and Other Investments             511,948

Current Assets:
  Cash and temporary cash investments                                20,471
  Notes receivable                                      100,000
  Accounts receivable  - Net                            372,264     250,000
  Accounts receivable - associated companies
  Other current assets                                                9,019

      Total Current Assets                              472,264     279,490

Deferred Debits:
  Other deferred debits                                      22     (13,904)

      Total Deferred Debits                                  22     (13,904)

  Total assets                                         $984,234    $265,586   $

  ( ) Denotes Contra
  * Companies dissolved in 1999.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS (1 of 2)
December 31, 1999


                                                 EUA                        EUA
                                                Energy                    Energy                      Eastern
                                              Investment                Investment        EUA         Unicord
LIABILITIES                                  Consolidated Eliminations  Corporation  Transcapacity*  Corporation*

Capitalization:
  Common equity                              ($41,461,692) ($11,431,245) ($41,461,692)  $             $

    Total Capitalization                      (41,461,692)  (11,431,245)  (41,461,692)

Current Liabilities:
  Notes Payable                                59,687,334    14,584,543    59,687,334
  Accounts payable                                 94,071                       6,200
  Accounts payable - associated companies         511,501       891,848       494,720
  Taxes accrued                                   (11,607)
  Interest accrued                                828,813     1,029,586       828,812

    Total Current Liabilities                  61,110,112    16,505,977    61,017,066

Deferred Credits:
    Other deferred credits and other liabilities  595,755                     406,000

    Total Deferred Credits                        595,755                     406,000

Accumulated deferred taxes                     (5,144,979)                 (1,037,266)

  Total liabilities and capitalization        $15,099,196    $5,074,732   $18,924,108   $             $

  ( ) Denotes Contra
  * Companies dissolved in 1999.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS (2 of 2)
December 31, 1999


                                                                            EUA
                                                 EUA                    Compression
LIABILITIES                                     Bioten       Renova      Services*

Capitalization:
  Common equity                              ($11,514,827)    $83,582   $

    Total Capitalization                      (11,514,827)     83,582

Current Liabilities:
  Notes Payable                                14,584,543
  Accounts payable                                 87,871
  Accounts payable - associated companies         891,848      16,781
  Taxes accrued                                               (11,607)
  Interest accrued                              1,029,587

    Total Current Liabilities                  16,593,849       5,174

Deferred Credits:
    Other deferred credits and other liabilities                189,755

    Total Deferred Credits                                    189,755

Accumulated deferred taxes                     (4,094,788)    (12,925)

  Total liabilities and capitalization           $984,234    $265,586   $

  ( ) Denotes Contra
  * Companies dissolved in 1999.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF CAPITALIZATION (1 of 2)
December 31, 1999


                                                 EUA                        EUA
                                                Energy                    Energy                      Eastern
                                              Investment                Investment        EUA         Unicord
                                             Consolidated Eliminations  Corporation  Transcapacity* Corporation*

Common Equity:
  Common shares                                        $1            $1             $1   $             $
  Other paid-in capital                               999    (2,135,708)    (2,134,718)
  Retained earnings                           (41,462,692)   (9,295,538)   (39,326,975)

    Total Common Equity                       (41,461,692)  (11,431,245)   (41,461,692)

    Total Capitalization                     ($41,461,692) ($11,431,245)  ($41,461,692)  $             $

  * Companies dissolved in 1999.


EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF CAPITALIZATION (2 of 2)
December 31, 1999



                                                                           EUA
                                                EUA                    Compression
                                               Bioten       Renova      Services*
Common Equity:
  Common shares                                       $1     $         $
  Other paid-in capital                                9
  Retained earnings                          (11,514,837)     83,582

    Total Common Equity                      (11,514,827)     83,582

    Total Capitalization                    ($11,514,827)    $83,582   $

  * Companies dissolved in 1999.


EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING INCOME STATEMENTS (1 of 2)
FOR THE YEAR ENDED DECEMBER 31, 1999


                                                 EUA                        EUA
                                                Energy                    Energy                      Eastern
                                              Investment                Investment        EUA         Unicord
                                             Consolidated Eliminations  Corporation  Transcapacity* Corporation*

Operating  Revenues                            $4,650,948   $           $                 $418,666   $
Operating Expenses:
  Operation                                     7,682,466                    241,408     2,234,184
  Maintenance                                       4,049                      1,756
  Depreciation and amortization                   328,890                     39,861       175,738
  Taxes - Other than income                        47,691                      9,603           532
  Income Taxes - Current (credit)              (5,955,389)               (10,124,283)    4,168,644
                        - Deferred (credit)       879,706                    795,527       (12,645)

     Total Operating Expenses                   2,987,413                 (9,036,128)    6,566,453

        Operating Income (Loss)                 1,663,535                  9,036,128    (6,147,787)

Other Income and Deductions:
  Interest and dividend income                    601,074   1,338,854      1,875,215         5,006
  Energy related asset adjustments            (19,734,939)                (5,350,000)
  Income tax impact of energy related
        asset adjustments                       6,907,229                  1,872,500
  Equity in earnings of jointly-owned company    (266,664)  5,355,286      5,088,622
  Allowance for other funds used during
  construction
  Other income (deductions) - net              (3,223,273)               (26,651,032)   16,491,238    1,841,592

    Total Other Income                        (15,716,573)  6,694,140    (23,164,695)   16,496,244    1,841,592

      Loss Before Interest Charges            (14,053,038)  6,694,140    (14,128,567)   10,348,457    1,841,592

Interest Charges:
  Other interest expense (principally
    short-term notes)                           3,204,730   1,338,854      3,129,199       483,613

      Total Interest Charges                    3,204,730   1,338,854      3,129,199       483,613

Net Income (Loss)                             (17,257,768)  5,355,286    (17,257,766)    9,864,844    1,841,592

Earnings (Loss) Available for Common
       Shareholders                          ($17,257,768) $5,355,286   ($17,257,766)   $9,864,844   $1,841,592

EUA Energy Common Shares outstanding                  100

Loss per share                               ($172,577.68)

  ( ) Denotes Contra
  * Companies dissolved in 1999.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING INCOME STATEMENTS  (2 of 2)
FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                              EUA
                                                   EUA                    Compression
                                                  Bioten       Renova      Services*

Operating  Revenues                             $             4,232,282   $
Operating Expenses:
  Operation                                         249,479   4,956,154          1,241
  Maintenance                                                     2,293
  Depreciation and amortization                      53,672      45,390         14,229
  Taxes - Other than income                           2,170      35,318             68
  Income Taxes - Current (credit)                                   250
                        - Deferred (credit)                      96,824

     Total Operating Expenses                       305,321   5,136,229         15,538

        Operating Income (Loss)                    (305,321)   (903,947)       (15,538)

Other Income and Deductions:
  Interest and dividend income                       57,138       2,569
  Energy related asset adjustments              (14,384,939)
  Income tax impact of energy related
        asset adjustments                         5,034,729
  Equity in earnings of jointly-owned company
  Allowance for other funds used during constr.
  Other income (deductions) - net                   394,298   4,411,487        289,144

    Total Other Income                           (8,898,774)  4,414,056        289,144

      Loss Before Interest Charges               (9,204,095)  3,510,109        273,606

Interest Charges:
  Other interest expense (principally
    short-term notes)                               798,033     114,860         17,879

      Total Interest Charges                        798,033     114,860         17,879

Net Income (Loss)                               (10,002,128)  3,395,249        255,727

Earnings (Loss) Available for Common
     Shareholders                              ($10,002,128) $3,395,249       $255,727

EUA Energy Common Shares outstanding

Loss per share

  ( ) Denotes Contra
  * Companies dissolved in 1999.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (1 of 2)
FOR THE YEAR ENDED DECEMBER 31, 1999



                                                 EUA                        EUA
                                                Energy                    Energy                      Eastern
                                              Investment                Investment        EUA         Unicord
                                             Consolidated Eliminations  Corporation  Transcapacity* Corporation*
CASH FLOW FROM OPERATING ACTIVITIES:
Net (Loss) Income                            ($17,257,768) $5,355,286   ($17,257,766)   $9,864,844  $1,841,592
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and Amortization                (352,737)                  (221,888)
    Deferred Taxes                             (4,301,577)                   558,553       (12,645)
    Energy Related Asset Adjustment            19,734,939
    Other - Net                                 8,641,897  (5,355,266)    (1,562,438)      969,305      424,672
Changes in Operating Assets and Liabilities:
    Accounts receivable                        (1,249,701)   (667,997)    (4,794,049)    1,451,218        1,642
    Material and supplies                         895,715
    Notes receivable                            6,366,375  16,609,422     14,744,839
    Accounts payable                           (1,212,173)    667,997        414,539       (42,937)      (2,120)
    Accrued taxes                                 (15,254)
    Other - net                               (19,361,730)        (21)       (40,620)     (256,292)     (20,690)

     Net Cash (Used In) Provided from
       Operating Activities                    (8,112,014) 16,609,421     (8,158,830)   11,973,493    2,245,096

CASH FLOW FROM FINANCING ACTIVITIES:
Net increase in short-term debt                 7,907,898 (16,609,421)     8,470,621   (12,477,640)  (2,245,096)

       Net Cash Provided From Financing Activ.  7,907,898 (16,609,421)     8,470,621   (12,477,640)  (2,245,096)

NET INCREASE IN CASH                             (204,116)                   311,791      (504,147)
Cash and temporary cash investments
   at beginning of year                           552,017                     15,641       504,147
Cash and temporary cash investments
   at end of year                                $347,901   $               $327,432   $             $

Cash paid during the year for:
  Interest (Net of Amounts Capitalized)            $1,881                                   $1,881
  Income Taxes (Refund)                         ($112,356)                 ($116,418)         $716         $864
( ) Denotes Contra

  * Companies dissolved in 1999.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS  (2 of 2)
FOR THE YEAR ENDED DECEMBER 31, 1999




                                                                             EUA
                                                  EUA                    Compression
                                                 Bioten       Renova      Services*
CASH FLOW FROM OPERATING ACTIVITIES:
Net (Loss) Income                             ($10,002,128) $3,395,249       $255,727
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and Amortization                 (125,235)                    (5,614)
    Deferred Taxes                              (5,016,450)     96,823         72,142
    Energy Related Asset Adjustment             14,384,939   5,350,000
    Other - Net                                  3,274,586     160,663         19,843
Changes in Operating Assets and Liabilities:
    Accounts receivable                            224,573   1,141,832         57,086
    Material and supplies                                      895,715
    Notes receivable                             8,158,000      72,958
    Accounts payable                               627,836  (1,498,348)       (43,146)
    Accrued taxes                                              (15,254)
    Other - net                                (12,258,121) (6,766,924)       (19,104)

     Net Cash (Used In) Provided from
       Operating Activities                       (732,000)  2,832,714        336,934

CASH FLOW FROM FINANCING ACTIVITIES:
Net increase in short-term debt                    732,000  (2,844,474)      (336,934)

       Net Cash Provided From Financing Activ.     732,000  (2,844,474)      (336,934)

NET INCREASE IN CASH                                           (11,760)
Cash and temporary cash investments
   at beginning of year                                         32,229
Cash and temporary cash investments
   at end of year                              $               $20,469   $

Cash paid during the year for:
  Interest (Net of Amounts Capitalized)
  Income Taxes (Refund)                             $2,026                       $456
( ) Denotes Contra

  * Companies dissolved in 1999.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF RETAINED
EARNINGS AND OTHER PAID-IN CAPITAL   (1 of 2)
December 31, 1999


                                                    EUA                        EUA
                                                   Energy                    Energy                      Eastern
                                                 Investment                Investment        EUA         Unicord
                                                Consolidated Eliminations  Corporation  Transcapacity* Corporation*

Balance of retained earnings at begin. of yr.   ($24,204,924) ($16,786,541) ($24,204,924)  ($9,864,843) ($1,841,592)
Additions:
    Net Income (Loss)                            (17,257,769)    5,355,286    (17,257,769)    9,864,843    1,841,592




Balance of retained earnings at end of period   ($41,462,693) ($11,431,255) ($41,462,693)    $           $

  ( ) Denotes Contra
  * Companies dissolved in 1999.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL (2 of 2)
December 31, 1999


                                                                             EUA
                                                  EUA                    Compression
                                                 Bioten       Renova      Services*

Balance of retained earnings at begin. of yr.  ($1,512,709) ($3,311,669)     ($255,728)
Additions:
    Net Income (Loss)                          (10,002,128)   3,395,251        255,728




Balance of retained earnings at end of period ($11,514,837)     $83,582    $

  ( ) Denotes Contra
  * Companies dissolved in 1999.

           Notes To Consolidated Financial Statements
                       December 31, 1999

(A) Nature of Operations and Summary of Significant Accounting Policies:

General:   Eastern Utilities Associates (EUA) is a public utility holding company headquartered in West Bridgewater, Massachusetts. Its subsidiaries are principally engaged in the generation, transmission, distribution and sale of electricity; energy related services such as energy management; and promoting the conservation and efficient use of energy. See "Generation Divestiture" below for a discussion of EUA's divestiture its of generating capacity. On April 19, 2000, EUA completed its merger with National Grid USA (formerly New England Electric System or NEES). National Grid USA purchased all of the outstanding common shares of EUA for $31.459 per share, or approximately
$634 million.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:   Certain prior period amounts on the financial statements
have been reclassified to conform with current presentation.

Basis of Consolidation:   The consolidated financial statements include the
accounts of EUA and all subsidiaries. All material intercompany transactions between the consolidated subsidiaries have been eliminated.

System of Accounts:   The accounts of EUA and its consolidated subsidiaries are
maintained in accordance with the uniform system of accounts prescribed by the regulatory bodies having jurisdiction.

Jointly Owned Companies:   Montaup Electric Company (Montaup) follows the
equity method of accounting for its stock ownership investments in jointly owned companies including four regional nuclear generating companies.
Montaup's investments in these nuclear generating companies range from 2.5% to 4.5%. Three of the four facilities, Yankee Atomic, Connecticut Yankee and Maine Yankee, have been permanently shut down and are in the process of
decommissioning.   Montaup's share of  total estimated costs for the permanent shutdown, decommissioning and recovery of the investment in Yankee Atomic, Connecticut Yankee and Maine Yankee is $1.1 million, $19.3 million and $25.5 million, respectively. These amounts are included with Other Liabilities on the Consolidated Balance Sheet as of December 31, 1999. Also, due to anticipated recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets. Montaup is currently entitled to electricity produced from the remaining facility, Vermont Yankee, based on its ownership interest and is billed for its entitlement pursuant to a contractual agreement which is approved by the Federal Energy Regulatory Commission (FERC). Vermont Yankee is under agreement to be sold to AmerGen Energy Company.

     Montaup also has a stock ownership investment of 3.27% in each of two companies which own and operate certain transmission facilities between the Hydro Quebec electric system and New England. EUA Ocean State Corporation (EUA Ocean State) follows the equity method of accounting for its 29.9% partnership interest in the Ocean State Power Project (OSP). Also, EUA Energy Investment Corporation (EUA Energy) follows the equity method of accounting for its 20% stock ownership in Separation Technologies, Inc. This ownership interest and Montaup's stock ownership investments are included in "Investments in Jointly Owned Companies" on the Consolidated Balance Sheet.

Plant and Depreciation:   Utility plant is stated at original cost.  The cost
of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. On a consolidated basis, provisions for depreciation on utility plant were equivalent to a composite rate of approximately 3.7% in 1999 based on the average depreciable property balances at the beginning and end of each year. Beginning in 1998, coincident with billing a contract termination charge (CTC) to its retail affiliates, Montaup commenced recovery of its net investment in generation related assets through the CTC over a twelve-year period. The difference between the annual recovery and annual depreciation expense pursuant to generally accepted accounting principles is being deferred. Non-utility property and equipment of EUA Cogenex Corporation (EUA Cogenex) is stated at original cost. For financial statement purposes, depreciation on office furniture and equipment, computer equipment and real property is computed on the straight-line method based on estimated useful lives ranging from five to forty years. Project equipment is depreciated over the term of the applicable contracts or based on the estimated useful lives, whichever is shorter, ranging from five to fifteen years.

Allowance for Funds Used During Construction (AFUDC) and Capitalized Interest:
AFUDC represents the estimated cost of borrowed and equity funds used to finance the EUA System's construction program. In accordance with regulatory accounting, AFUDC is capitalized as a cost of utility plant in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense.
The combined rate used in calculating AFUDC was 8.5% in 1999. The caption "Allowance for Borrowed Funds Used During Construction" also includes interest capitalized for non-regulated entities in accordance with FASB Statement No. 34.

Operating Revenues:   Utility revenues are based on billing rates authorized by
applicable federal and state regulatory commissions. Eastern Edison Company (Eastern Edison), Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport) (collectively, the Retail Subsidiaries) accrue the estimated amount of unbilled revenues at the end of each month to match costs and revenues more closely. Montaup recognizes revenues when billed. In 1998, Montaup and the Retail Subsidiaries also began recording revenues in an amount management believes to be recoverable pursuant to provisions of approved settlement agreements and enabling state legislation. Provisions of the approved restructuring settlement agreements in conjunction with accounting provisions of SFAS 71 allow Montaup and the retail subsidiaries to accrue and/or defer revenue related to the future recovery of certain items. Montaup has accrued revenues and recorded associated regulatory assets and liabilities for certain items during 1999 commencing with the implementation of the aforementioned settlement agreements and billing of the Contract Termination Charge (CTC), January 1, 1998 in Rhode Island and March 1, 1998 in Massachusetts. Also, Montaup is normalizing the difference between GAAP depreciation expense on generation plant assets prior to divestiture and the recovery level included in the settlement agreements. Montaup normalizes for the difference in actual versus estimated CTC variable components costs and revenues. Montaup was authorized to accrue an amount of lost revenue equal to the difference in revenues Montaup would have collected under its previously approved rates and revenues collected pursuant to the settlement agreements.
As directed by the settlement agreements, Montaup ceased accruing lost revenues, with the completion of the divestiture of its fossil generating assets, which occurred with the sale of the Somerset generating plant on April 26, 1999. The settlements also provide Montaup with a nuclear PBR provision under which Montaup normalizes expenses and revenues for 80% of going forward operations of Montaup's nuclear interests. Montaup was also allowed to accrue a return enhancement related to stranded investments charged to its Rhode Island retail affiliates during the generation divestiture period as an incentive to divest. Beginning in 1999, Montaup began accruing a similar revenue enhancement related to standard investments charged to its Massachusetts retail affiliate, Eastern Edison. Montaup has also accrued revenue related to the two-month delay in implementing the Massachusetts
settlement agreement from January 1, 1998 to March 1, 1998.   The retail
companies normalize the difference between revenue and expenses from energy conservation programs. The retail companies normalize the difference between amounts billed to customers and the costs for standard offer/default service. The retail companies also normalize the difference between CTC revenue and expenses. Montaup refunds to the retail companies previous over or under recoveries related to the CTC rate mechanism. Montaup also accrues interest on reconciliation account balances owed to the retail companies.

     Settlement provisions and SFAS 71 also provide for Eastern Edison to accrue revenue equal to the approved deferral of standard offer costs which will be collected in the future.

     The following table reflects the nature and amount of accrued and/or deferred revenue and the associated balance sheet placement (000's).

                              1999    Balance Sheet  Placement
Depr. Normalization
  (GAAP vs. 12 year
    Straight line)           (6,635)  Other Liabilities/Regulatory Liabilities
CTC Normalization           (28,992)  Other Liabilities/Regulatory Liabilities
Lost revenue                  24,599  Other Assets/Accrued CTC Assets
Nuclear PBR                    5,730  Other Assets/Other Regulatory Assets
R.I. Return True-up            3,652  Other Assets/Accrued CTC Assets
Mass. Mitigation Incentive     1,445  Other Assets/Accrued CTC Assets
Mass. Delay Credit               768  Other Assets/Accrued CTC Assets
CCA Normalization            (5,019)  Other Liabilities/Regulatory Liabilities
Standard Offer/Default
   Service Deferral           13,917  Other Assets/Regulatory Assets
Retail CTC Differential        4,322  Other Assets/Regulatory Assets
Reconciliation Account Refund 7,141 Other Assets/Other Regulatory Assets Interest on Reconciliation
    Account                  (3,060)  Other Liabilities/Regulatory Liabilities

     EUA Cogenex's revenues are recognized based on financial arrangements established by each individual contract. Under paid-from-savings contracts, revenues are recognized as energy savings are realized by customers. Revenue from the sale of energy savings projects and sales-type leases are recognized when the sales are complete. Interest on the financing portion of the contracts is recognized as earned at rates established at the outset of the financing arrangement. All construction and installation costs are recognized as contract expenses when the contract revenues are recorded. In circumstances in which material uncertainties exist as to contract profitability, cost recovery accounting is followed and revenues received under such contracts are first accounted for as recovery of costs to the extent incurred.

Federal Income Taxes:   EUA and its subsidiaries generally reflect in income
the estimated amount of taxes currently payable, and provide for deferred taxes on certain items subject to temporary timing differences to the extent permitted by the various regulatory agencies. EUA's rate-regulated subsidiaries amortize previously deferred investment tax credits (ITC) over the productive lives of the related assets. Beginning in 1998, Montaup is amortizing previously deferred ITC related to generation investments recoverable through the CTC over a twelve-year period. Unamortized ITC related to the sales of generating units are reversed to Other Income on the Consolidated Income Statement at the time of sale pursuant to IRS regulations.

Cash and Temporary Cash Investments:   EUA considers all highly liquid
investments and temporary cash investments with a maturity of three months or less when acquired to be cash equivalents.

Accounts Receivable:   Accounts Receivable - Customers, Net includes an
allowance for doubtful accounts of approximately $1.1 million in 1999.

Other Assets:   The components of Other Assets at December 31, 1999 are
detailed as follows:

($ in thousands)                                   1999
Regulatory Assets:
     Unamortized losses on reacquired debt      $11,852
     Unrecovered plant and
     decommissioning costs                       48,659
     Deferred FAS 109 costs (Note B)             40,922
     Deferred FAS 106 costs                       6,685
     Mendon Road judgment (Note J)                6,154
     Manufactured Gas Production
     Environmental Liability                     21,158
     Unrecovered CTC plant assets               209,667
     Accrued CTC assets                         262,607
     Other regulatory assets                     44,667
     Total regulatory assets                    652,371
Other deferred charges and assets:
     Split dollar life insurance premiums        33,721
     Unamortized debt expenses                    1,916
     Goodwill                                     6,230
     Other                                       44,888
     Total Other Assets                        $739,126

     Regulatory assets represent deferred costs for which future revenues are expected in accordance with regulatory practices. These costs are expensed when the corresponding revenues are received in order to appropriately match revenues and expenses. Unrecovered CTC plant assets increased in 1999 as a result of the divestiture of generation assets in 1999. Accrued CTC assets increased in 1999 as a result of the transfer of power contracts to various non-affiliated parties in 1999.

Other Liabilities:   The components of Other Liabilities at December 31, 1999
are detailed as follows:
                                                        1999
Unamortized investment tax credits                   $10,212
FAS 109 liability                                      8,122
FAS 106 liability                                     16,339
Decommissioning liabilities of jointly
  owned companies                                     45,955
Pension liability                                     33,925
Accrued CTC liabilities                               41,391
Proceeds from divestiture of generation assets       109,525
Contract buyout payables                              96,454
Manufactured gas production environmental liability   21,158
Other                                                 35,172
   Total Other Liabilities                          $418,253

Regulatory Accounting:   Core Electric companies are subject to certain
accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities which defer the current financial impact of certain costs that are expected to be recovered in future rates. In light of approved restructuring settlement agreements and restructuring legislation in both Massachusetts and Rhode Island, EUA has determined that Montaup no longer will apply the provisions of Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 71 (FAS71), "Accounting for the Effects of Certain Types of Regulation" for the generation portion of its business. Montaup ceased applying SFAS 71 to its ongoing generation portion of its business effective January 1, 1998. Approved restructuring settlement agreements with parties in Massachusetts and Rhode Island, the two states in which Montaup operates, allow Montaup full recovery of stranded generation investments as of December 31, 1997 and as such Montaup incurred no asset impairment. As disclosed below in Generation Divestiture, Montaup has divested all of its generation assets and power purchase agreements with the exception of its 4.0% (46mw) ownership interest in the Millstone 3 nuclear station and its 12 mw entitlement from the Vermont Yankee nuclear unit. Post-divestiture ongoing generation operations will include the two aforementioned nuclear units in which Montaup will continue to have an interest. The approved settlement agreements also provide Montaup with recovery of 100% of embedded nuclear investments as of December 31, 1997 and recovery of 80% of its post 1997 on going nuclear generation operations. Because only 20% of Montaup's remaining nuclear operations will no longer be subject to the accounting treatment pursuant to SFAS 71 and would be subject to market risk, management believes that the discontinuation of SFAS 71 for Montaup's post-divestiture generation business will not have a material impact on EUA's results of operations or financial position. EUA believes its transmission and retail distribution businesses continue to meet the criteria for continued application of FAS71.

Generation Divestiture:   Terms of approved electric utility restructuring
settlement agreements provide that EUA exit the electric generation business. Through separately negotiated agreements, EUA has completed the transfer of all of its non-nuclear generation assets and power purchase contracts to various non-affiliated parties, with the exception of its 4.0% (46 mw) ownership interest in the Millstone 3 nuclear station. Vermont Yankee has agreed to sell the 540-mw nuclear unit in which Montaup has a 2.5% equity (12 mw) interest.

     The sales of EUA's generating assets totaling 509 mw amounted to $133.2 million in aggregate. The net proceeds from the sales, as defined in the settlement agreements, have been recorded as a regulatory liability at the time of sale and will be returned to customers via a Residual Value Credit (RVC) through the year 2009.

     EUA has also agreed to make contribution payments to two parties in exchange for their assumption of all future obligations under six purchased power contracts. These fixed monthly payments ranging from $850,000 to $2.6 million, will be made from the effective date through 2009. EUA recorded a liability for these fixed contributions, and a regulatory asset for a like amount due to recoverability. In addition, in July 1999, EUA agreed to a buyout of its obligations under the Pilgrim Nuclear purchased power contract in conjunction with the sale of the unit by Boston Edison Co. (BEC) to Entergy Nuclear Generating Co. (Entergy). This agreement included a buyout payment by EUA to BEC of $111.7 million, along with a short-term, fixed-price purchased power agreement with Entergy for declining shares of the unit's output beginning with 11% in 1999 and ending with 5.5% in 2004. Entergy will assume all future operating and decommissioning obligations. Accordingly, in the third quarter of 1999, Montaup recorded a regulatory asset of approximately $111.7 million, a corresponding current liability of $105.6 million, and a long-term liability of $6.1 million.

     EUA will continue to attempt to sell and/or transfer its minority interest in Millstone 3. Until such time as this and the Vermont Yankee units are divested, EUA will share 80% of the operating costs and revenues associated with the units with customers and 20% with shareholders.

(B) Income Taxes:

     EUA adopted FASB Statement No. 109, "Accounting for Income Taxes" (FAS109), which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of ratemaking treatment and provisions in the Tax Reform Act of 1986. Total deferred tax assets and liabilities for 1999 include the following:

                    Deferred Tax                        Deferred Tax
                     Assets                             Liabilities
(In thousands)        1999                                  1999
Plant Related                            Plant Related
  Differences           $14,085          Differences        $117,444
Deregulation             12,877          Refinancing
NOL                                           Costs            1,247
  Carryforward            2,554          Deregulation         62,681
Employee Benefit                         Employee
  Accruals                5,686            Benefit Accruals    5,791
Acquisitions              3,018          Other                18,475
Other                    21,108            Total            $205,638
  Total                 $59,328

     As of December 31, 1999, EUA has recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $8.1 million.
These amounts primarily represent excess deferred income taxes resulting from the reduction in the federal income tax rate and also include deferred taxes provided on investment tax credits. Also at December 31, 1999 a regulatory asset of approximately $41.0 million, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.


NOTE B - INCOME AND DEFERRED TAXES:

Components of income and deferred tax expense for Eastern Utilities Associates and Subsidiary Companies for 1999 are as follows:

                                                                                       Blackstone
                                                                Eastern       EUA       Valley    Newport    Eastern
                                                      EUA       Utilities   Service    Electric   Electric    Edison
                                                 Consolidated  Associates  Corporation  Company   Company   Consolidated
Federal:
  Current                                            $606,826         $28     $76,877  3,257,527 $1,866,869  $6,601,250
  Deferred                                         14,327,748    (216,810)     37,164    368,753    566,751  11,515,044
  Investment tax credit, Net                       (1,264,364)          0           0   (176,390)    (3,966) (1,084,008)
                                                   13,670,210    (216,782)    114,041  3,449,890  2,429,654  17,032,286

State:
  Current                                           2,058,310           0      55,227        146      2,052   1,859,628
  Deferred                                          3,168,259           0       5,892     30,266          0   2,907,445
                                                    5,226,569           0      61,119     30,412      2,052   4,767,073

Charged to Operations (Federal & State)            18,896,779    (216,782)    175,160  3,480,302  2,431,706  21,799,359
Charged to Other Income:
  Current                                             215,947  (1,694,338)          0    (24,699)    (5,273) (2,021,101)
  Deferred                                         (8,879,475)   (794,328)          0          0          0  (2,977,120)
  Investment Tax Credit, Net                       (4,914,696)          0           0          0    (80,658) (4,834,038)
      Total                                        $5,318,555 ($2,705,448)   $175,160  3,455,603 $2,345,775  11,967,100

Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates                    $8,589,681   ($706,048)   $149,091  3,219,396 $2,417,674  13,825,622
(Decrease) Increase in Tax From:
    Equity Component of AFUDC                         (96,742)                           (34,283)    (3,525)    (58,934)
    Depreciation of Equity AFUDC                    2,181,208                   4,242    271,952    103,228   1,766,879
    Amortization and Utilization of ITC            (6,179,060)                          (176,390)   (84,624) (5,918,046)
    State Tax, Net of Federal Income Tax Benefit    3,040,966           0      39,727     19,768      1,334   2,697,265
    Other                                          (2,217,498) (1,999,400)    (17,900)   155,160    (88,312)   (345,686)
      Total                                        $5,318,555 ($2,705,448)   $175,160  3,455,603 $2,345,775  11,967,100

* Companies dissolved in 1999.

NOTE B - INCOME AND DEFERRED TAXES: (Continued)

Components of income and deferred tax expense for Eastern Utilities Associates and Subsidiary Companies for 1999 are as follows:

                                                                   EUA            EUA                   EUA
                                                        EUA       Energy         Energy       EUA     Telecom-
                                                      Cogenex   Investment      Services    Ocean   munications
                                                    Consolidated Consolidated    Corpor.   Corpor.  Corporation*
Federal:
  Current                                           ($4,349,788) ($5,959,745)    ($273)    ($925,057)  $39,138
  Deferred                                            1,204,966      859,919         0        (7,967)      (72)
  Investment tax credit, Net                                            0            0             0         0
                                                     (3,144,822)  (5,099,826)     (273)     (933,024)   39,066

State:
  Current                                               136,190        4,361       706
  Deferred                                              204,867       19,789         0
                                                        341,057       24,150       706

Charged to Operations (Federal & State)              (2,803,765)  (5,075,676)      433      (933,024)   39,066
Charged to Other Income:
  Current                                               656,085      191,296         0     3,113,681       296
  Deferred                                              365,667   (5,181,144)        0      (292,550)        0
  Investment Tax Credit, Net                                                         0           0           0
      Total                                         ($1,782,013)  (10,065,524)    $433  $  1,888,107   $39,362

Federal income tax expense was different than the amounts computed by the rates to book income subject for the following reasons:

Tax Computed at Statutory Rates                     ($2,847,247)  ($9,563,153) $12,432    $2,022,239   $59,675
(Decrease) Increase in Tax From:
    Equity Component of AFUDC
    Depreciation of Equity AFUDC                         (6,182)                              41,089
    Amortization and Utilization of ITC
    State Tax, Net of Federal Income Tax Benefit        263,638        17,213      459         1,266       296
    Other                                               807,778      (519,584) (12,458)     (176,487)  (20,609)
      Total                                         ($1,782,013) ($10,065,524)    $433    $1,888,107   $39,362

* Companies dissolved in 1999.

NOTE B - INCOME AND DEFERRED TAXES (continued):

Components of income and deferred tax expense for Eastern Edison Company and Subsidiary for 1999 are as follows:

                                                     Eastern     Eastern     Montaup
                                                     Edison      Edison     Electric
                                                Consolidated     Company     Company

Federal:
  Current                                          $6,601,250  $4,963,904  $1,637,346
  Deferred                                         11,515,044   2,106,727   9,408,317
  Investment tax credit, Net                       (1,084,008)   (301,776)   (782,232)
                                                   17,032,286   6,768,855  10,263,431

State:
  Current                                           1,859,628   1,061,515     798,113
  Deferred                                          2,907,445   1,549,908   1,357,537
                                                    4,767,073   2,611,423   2,155,650

Charged to Operations (Federal & State)            21,799,359   9,380,278  12,419,081
Charged to Other Income:
  Current                                          (2,021,101)    (21,978) (1,999,123)
  Deferred                                         (2,977,120)          0  (2,977,120)
  Investment Tax Credit, Net                       (4,834,038)          0  (4,834,038)
      Total                                        $11,967,100 $9,358,300  $2,608,800

Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

                                                     Eastern     Eastern     Montaup
                                                     Edison      Edison     Electric
                                                Consolidated     Company     Company
Tax Computed at Statutory Rates                    $13,825,622 $8,070,196  $5,755,426
(Decrease) Increase in Tax From:
    Equity Component of AFUDC                         (58,934)          0     (58,934)
    Depreciation of Equity AFUDC                    1,766,879    (246,741)  2,013,620
    Amortization and Utilization of ITC            (5,918,046)   (301,776) (5,616,270)
    State Tax, Net of Federal Income Tax Benefit    2,697,265   1,694,903   1,002,362
    Other                                            (345,686)    141,718    (487,404)
      Total                                        $11,967,100 $9,358,300  $2,608,800

NOTE B - INCOME AND DEFERRED TAXES (continued):

Components of income and deferred tax expense for EUA Cogenex and Subsidiary Companies for 1999 are as follows:

                                                       EUA                                                     EUA
                                                     Cogenex       EUA                    EUA       EUA      Cogenex
                                                   Corporation   Cogenex                Cogenex  Cititzens     West
                                                   Consolidated Corporation  NEM Inc.    Canada  Corporation Corporation

Federal:
  Current                                         ($4,349,788) ($5,181,694)   $642,609   ($7,468)  $102,724    $94,041
  Deferred                                          1,204,966      827,962     316,455    (6,182)    93,918    (27,187)
                                                   (3,144,822)  (4,353,732)    959,064   (13,650)   196,642     66,854

State:
  Current                                             136,190       76,026         456         0     34,050     25,658
  Deferred                                            204,867      201,616       9,107         0     (1,800)    (4,056)
                                                      287,205      277,642       9,563         0     32,250     21,602

Charged to Operations (Federal & State)            (2,803,765)  (4,076,090)    968,627   (13,650)   228,892     88,456
Charged to Other Income:
  Current                                             656,085      656,085           0         0          0          0
  Deferred                                            365,667      365,667           0         0          0          0
      Total                                       ($1,782,013) ($3,054,338)   $968,627  ($13,650)  $228,892    $88,456

Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates                    ($2,847,247 ($3,945,851) $1,023,854  ($10,089)  $219,769  ($134,930)
(Decrease) Increase in Tax From:
    Depreciation of Equity AFUDC                       (6,182)          0            0    (6,182)         0          0
    State Tax, Net of Federal Income Tax Benefit      263,638     222,418        6,216         0     20,963     14,041
    Other                                             807,778     669,095      (61,443)    2,621    (11,840)   209,343
      Total                                        ($1,782,013 ($3,054,338    $968,627  ($13,650)  $228,892    $88,456

NOTE B - INCOME AND DEFERRED TAXES (continued):

Components of income and deferred tax expense for EUA Energy Investment and Subsidiary Companies for 1999 are as follows:


                                                   EUA Energy      EUA Energy                  Eastern                EUA
                                                   Investment      Investment      EUA         Unicord     EUA     Compression
                                                  Consolidated     Corporation  Transcapacity* Corpor.*    Bioten   Services*

Federal:
  Current                                         ($5,959,745)    ($10,125,848) $4,166,103    $         $          $
  Deferred                                            859,919          872,564     (12,645)        0          0          0
  Investment tax credit, Net                                0                0           0         0          0          0
                                                   (5,099,826)      (9,253,284)  4,153,458         0          0          0

State:
  Current                                               4,361            1,820       2,541         0          0          0
  Deferred                                             19,789           19,789           0         0          0          0
                                                       24,150           21,609       2,541         0          0          0

Charged to Operations (Federal & State)            (5,075,676)      (9,231,675)  4,155,999
Charged to Other Income:
  Current                                             191,296                0               596,382     (412,578)     7,492
  Deferred                                         (5,181,144)        (236,836)                    0   (5,016,450)    72,142
      Total                                      ($10,065,524)     ($9,468,511) $4,155,999  $596,382  ($5,429,028)   $79,634

Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates                   ($9,563,153)    ($10,040,210) $4,907,295  $853,291  ($5,400,905)  $117,376
Increase (Decrease) in Tax From:
    State Tax, Net of Federal Income Tax Benefit       17,213           14,046       1,652         0        1,219        296
    Other                                            (519,584)         557,653    (752,948) (256,909)     (29,342)   (38,038)
      Total                                      ($10,065,524)     ($9,468,511) $4,155,999  $596,382  ($5,429,028)   $79,634

* Companies dissolved in 1999.

 (C) Capital Stock:

     The Agreement and Plan of Merger dated February 1, 1999 by and among New England Electric System (NEES) and EUA, which was approved by EUA shareholders and is subject to various regulatory agencies' approval, provides for NEES to purchase all of the outstanding EUA shares for $31 per share in cash. The transaction was completed on April 19, 2000. The merger agreement contained an upward price adjustment because the merger did not close within six months from May 17, 1999, the date EUA shareholders approved the merger plan. Therefore, since November 17, 1999, NEES paid an additional $0.003 per day per share for EUA's outstanding common stock, or $31.459 per share.

     There was no change in the number of common shares outstanding during 1999.

     As permitted, the Company accounts for its stock-based compensation, as discussed below, using the method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25) and as permitted under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS123).

     The Company established a Restricted Stock Plan in 1989. Under the Restricted Stock Plan, executives and certain key employees may be granted restricted common shares of the Company. In 1998, 1997 and 1995, approximately 74,000 shares, 95,000 shares, and 61,000 shares, respectively, of restricted common shares, valued at approximately $1.8 million and $2.4 million, and $1.4 million respectively, were granted. The issued shares are restricted for a period ranging from two to five years and all shares are subject to forfeiture if specified employment services are not met. There are no exercise prices related to these share grants. During the applicable restriction period, the recipient has all the voting, dividend, and other rights of a record holder except that the shares are nontransferable. The annual compensation expense related to these grant awards was approximately $1.6 million in 1999 and 1998 and was immaterial for 1997. There are no material differences in the Company recording its annual compensation expense under APB25 from the requirements under FAS123. All of the restricted shares became immediately vested upon the completion of EUA's merger with NEES.

     The preferred stock provisions of the Retail Subsidiaries place certain restrictions upon the payment of dividends on common stock by each company. At December 31, 1999 each company was in excess of the minimum requirements which would make these restrictions effective.

     In the event of involuntary liquidation, the holders of non-redeemable preferred stock of the Retail Subsidiaries are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of these companies, each share of the non-redeemable preferred stock is entitled to accrued dividends plus the following:

Company     Issue                      Amount
Blackstone: 4.25% issue               $104.40
            5.60% issue                103.82
Newport:    3.75% issue                103.50

     In July 1999, EUA filed an application under the Public Utility Holding Company Act with the Securities and Exchange Commission (SEC) requesting authorization for Eastern Edison to transfer all its investment in Montaup, including Montaup's preferred stock, common stock and debenture bonds, to EUA. Montaup would then become a wholly-owned subsidiary of EUA. Also related to this transfer, Eastern Edison filed a Petition for Approval of the transfer or Request for Alternative Findings of No Jurisdiction with the DTE. A public hearing was held at the DTE on October 18, 1999 at which no one from the public intervened. Eastern Edison received an order from the DTE on January 4, 2000, approving the transfer. SEC approval was received on February 4, 2000 and the transfer of Montaup from Eastern Edison to EUA was consummated with a filing at the DTE on February 17, 2000.

(D) Redeemable Preferred Stock:

     Eastern Edison's 6 5/8% Preferred Stock issue is entitled to an annual mandatory sinking fund sufficient to redeem 15,000 shares commencing September 1, 2003. The redemption price is $100 per share plus accrued dividends. All outstanding shares of the 6 5/8% issue are subject to mandatory redemption on September 1, 2008, at a price of $100 per share plus accrued dividends. In the event of liquidation, the holders of Eastern Edison's 6 5/8% Preferred Stock are entitled to $100 per share plus accrued dividends.

(E) Long-Term Debt:

     The various mortgage bond issues of Blackstone, Eastern Edison, and Newport are collateralized by substantially all of their utility plant.

      In April 1999, Montaup completed the sale of its Somerset Station to NRG Energy Inc. for approximately $55 million. In July 1999, Montaup used the proceeds from this sale to redeem $54.8 million of its outstanding securities wholly-owned by Eastern Edison. Eastern Edison used these proceeds along with a capital contribution from EUA to redeem $40 million of 8%, $40 million of 6 7/8%, and $8 million of 6.35% First Mortgage and Collateral Trust Bonds.
These First Mortgage bonds were collateralized by securities of Montaup, which were wholly-owned by Eastern Edison. The principal amount of Montaup securities wholly-owned by Eastern Edison at December 31, 1999 was approximately $134 million. See Note C -Capital Stock for a discussion of Eastern Edison's transfer of its investment in Montaup to EUA in February 2000.

     In August 1999, Eastern Edison used short term borrowings to redeem its $35 million 7.78% Secured Medium Term notes.

     In September 1999, Newport used short-term borrowings to redeem $1.4 million of 9% and $8 million of 9.8% First Mortgage Bonds at maturity. In November 1999, Newport used available cash to redeem the remaining balance of approximately $440,000 of its 6.5% Small Business Administration Loan.

     Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable Letter of Credit which expires on July 31, 2000. The letter of credit permits an extension of one year upon mutual agreement of the bank and Blackstone.

     Newport's Variable Rate Electric Energy Facilities Revenue Refunding Bonds are collateralized by an irrevocable Letter of Credit which expires on January 6, 2000, and permits an extension of one year upon mutual agreement of the bank and Newport. EUA Service Corporation's (EUA Service) 10.2% Secured Notes due 2008 are collateralized by certain real estate and property of the company.

     The EUA System's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1999 are: $62.5 million in 2000, $14.2 million in 2001, $10.4 million in 2002,
$11.9 million in 2003, and $11.5 million in 2004.

     EUA Cogenex was not in compliance with the interest coverage covenant contained in certain of its unsecured note agreements at December 31, 1999.
EUA Cogenex is seeking a waiver from note holders. Under the terms of these note agreements, since EUA Cogenex was not in compliance with certain covenants, the note holders may, with written notice to EUA Cogenex, declare the notes immediately due and payable. Accordingly, $20.7 million of long-term debt has been reclassified as current maturities of long-term debt on the Consolidated Balance Sheet as of December 31, 1999. It is anticipated that EUA Cogenex will be in compliance by the end of the second quarter of 2000.

     EUA Cogenex is marketing the sale of a portfolio of certain of its project cash flows. EUA Cogenex is currently negotiating the terms of a sale agreement
with interested lenders.   In early 2000, EUA filed a request with the SEC to
allow for EUA's guarantee of EUA Cogenex's ongoing performance obligations related to the projects to be sold. SEC approval of EUA's guarantee is expected in late March or April of 2000 and the sale of the portfolio is expected to be completed in the second quarter of 2000. EUA Cogenex intends to redeem all of its long-term debt of approximately $77 million with the proceeds from the sale.

(F) Fair Value Of Financial Instruments:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Cash and Temporary Cash Investments:   The carrying amount approximates fair
value because of the short-term maturity of these instruments.

Long Term Notes Receivable and Net Investment in Sales-Type Leases:   The fair
value of these assets are based on market rates of similar securities.

Preferred Stock and Long-Term Debt of Subsidiaries:   The fair value of the
System redeemable preferred stock and long-term debt were based on quoted market prices for such securities at December 31, 1999.

     The estimated fair values of the System's financial instruments at December 31, 1999 were as follows:
                                         Carrying        Fair
($ in thousands)                          Amount         Value
                                           1999          1999
EUA
 Cash and Temporary Cash Investments      $   91       $   91
 Redeemable Preferred Stock                  -            -
 Long-Term Debt                              -            -

EUA Service
 Cash and Temporary Cash Investments         762          762
   Redeemable Preferred Stock                 -            -
   Long-Term Debt                          5,100        5,250

Blackstone
 Cash and Temporary Cash Investments          99           99
 Redeemable Preferred Stock                 -             -
 Long-Term Debt                           32,000       33,936

Newport
 Cash and Temporary Cash Investments          60           60
 Redeemable Preferred Stock                 -             -
 Long-Term Debt                            9,225        9,244

Eastern Edison - Consolidated
 Cash and Temporary Cash Investments         788          788
 Redeemable Preferred Stock               30,000       30,525
 Long-Term Debt                           40,000       39,666

EUA Cogenex - Consolidated
 Cash and Temporary Cash Investments       5,294        5,294
 Redeemable Preferred Stock                 -              -
 Long-Term Notes Receivable and
  Net Investment in Sales-Type Leases     35,499       35,603
 Long-Term Debt                           77,400       79,293

EUA Energy - Consolidated
 Cash and Temporary Cash Investments         348         348
 Redeemable Preferred Stock                 -             -
 Long-Term Debt                             -             -

EUA Ocean State
    Cash and Temporary Cash Investments       38          38
    Redeemable Preferred Stock              -             -
    Long-Term Debt                        23,637      24,860


(G) Lines Of Credit:

     In July 1997, several EUA System companies entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $225 million, as amended in November 1999, from all sources of short-term credit. On November 23, 1999, Eastern Edison and Montaup entered into a $60 million credit agreement to facilitate the buy out of the Pilgrim Station purchase power agreement between Montaup and Boston Edison and for other general corporate purposes. As of December 31, 1999, various financial institutions have committed up to $75 and $60 million under each of the respective credit facilities. In addition to the $135 million available under these credit facilities, EUA System companies maintain short-term lines of credit with various banks totaling $90 million for an aggregate amount available of $225 million. At December 31, 1999, the EUA System had unused short-term lines of credit of approximately $81.0 million. During 1999, the weighted average interest rate for short-term borrowings was 5.5%.

(H) Jointly Owned Facilities:

     At December 31, 1999, in addition to the stock ownership interests discussed in Note A, Nature of Operations and Summary of Significant Accounting Policies - Jointly Owned Companies, Montaup had direct ownership interests in the following electric generating facility:

                                      Accumulated Net
                            Utility   Provision for    Utility    Construction
                   Percent  Plant in  Depreciation     Plant in   Work in
($ in thousands)    Owned   Service   & Amortization   Service    Progress
Montaup:
  Millstone Unit 3  4.01%    $178,359    $64,785         $113,574     $485

     The foregoing amounts represent Montaup's interest in Millstone Unit 3, including nuclear fuel where appropriate, and are included on the like-captioned lines on the Consolidated Balance Sheet. At December 31, 1999 Montaup's total net investment in nuclear fuel amounted to $2.2 million. Montaup's share of related operating and maintenance expenses of Millstone Unit 3 reflected in the preceding table are included in the corresponding operating expenses.

(I) Financial Information By Business Segments:

     Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), requires disclosure of certain financial and descriptive information by operating segments. The Core Electric Business includes results of the electric utility operations of Blackstone, Eastern Edison, Newport and Montaup.

     Energy Related Business includes results of our diversified energy-related subsidiaries, EUA Cogenex, EUA Ocean State and EUA Energy. EUA
Telecommunications and EUA Energy Services, which were included in Energy Related Business, were dissolved in 1999.

     Corporate results include the operations of EUA Service and EUA Parent. EUA does not have any intersegment revenues. Financial data for the business segments are as follows:

                       Year Ended December 31, 1999
                             ($ in thousands)

                         Core Electric   Energy Related  Corporate   Total
Operating Revenues           $499,717       $54,050     $          $553,767
Pre-Tax Operating Income       82,237        (5,922)     (2,152)     74,163
Income Taxes                   17,769        (9,920)     (2,530)      5,319
Depreciation and
  Amortization                 33,740        10,764           6      44,510
Cash Construction Expenditures 23,877        33,015         147      57,039
Equity in Subsidiary Earnings     839         8,394                   9,233
Net Interest Charges           21,353         9,932       5,793      37,078
Net Interest Income             1,774         5,879          17       7,670
Net Earnings                   35,534       (19,638)      1,022      16,918


Years ended December 31, ($ in thousands)
                                                   1999
Total Plant and Other Investments
   Core Electric                                   $450,885
   Energy Related                                   136,395
   Corporate                                         17,753
   Total Plant and Other Investments                605,033
Other Assets
  Core Electric                                     768,183
   Energy Related                                    56,513
   Corporate                                         38,124
            Total Other Assets                      862,820
Total Assets                                     $1,467,853

(J) Commitments And Contingencies:


Nuclear Fuel Disposal and Nuclear Plant Decommissioning Costs:   The owners (or
lead participants) of the nuclear units in which Montaup has an interest have made, or expect to make, various arrangements for the acquisition of uranium concentrate, the conversion, enrichment, fabrication and utilization of nuclear fuel and the disposition of that fuel after use. The owners (or lead participants) of United States nuclear units have entered into contracts with the Department of Energy (DOE) for disposal of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982 (NWPA). The NWPA requires (subject to various contingencies) that the federal government design, license, construct and operate a permanent repository for high level radioactive wastes and spent nuclear fuel and establish a prescribed fee for the disposal of such wastes and nuclear fuel. The NWPA specifies that the DOE provide for the disposal of such waste and spent nuclear fuel starting in 1998. Objections on environmental and other grounds have been asserted against proposals for storage as well as disposal of spent nuclear fuel. The DOE now estimates that a permanent disposal site for spent fuel will not be ready to accept fuel for storage or disposal until as late as the year 2010. In early 1998, a number of utilities filed suit in federal appeals court seeking, among other things, an order requiring the DOE to immediately establish a program for the disposal of spent nuclear fuel. On May 5, 1998, the Court of Appeals denied several motions brought in the proceeding, including several motions for injunctive relief brought by the utility petitioners. In particular, the Court denied the requests to require the DOE to immediately establish a program for the disposal of spent nuclear fuel. In late October and early November 1998, the U.S. Court of Federal Claims issued rulings with respect to Yankee Atomic, Maine Yankee, and Connecticut Yankee finding that the DOE was financially responsible for failing to accept spent nuclear fuel. These rulings clear the way for Yankee Atomic, Connecticut Yankee and Maine Yankee to pursue at trial
their individual damage claims.   The DOE filed a motion to stay the case
pending resolution of its appeal request granted by the Appeals Court. In October 1999, the Court issued a stay order on the damage claims. Montaup owns a 4.01% interest in Millstone 3. Northeast Utilities, the operator of the units, indicates that Millstone 3 has sufficient on-site storage facilities which, with rack additions, can accommodate its spent fuel for the projected life of the unit.

     The Energy Policy Act of 1992 requires that a fund be created for the decommissioning and decontamination of the DOE uranium enrichment facilities. The fund will be financed in part by special assessments on nuclear power plants in which Montaup has an interest. These assessments are calculated based on the utilities' prior use of the government facilities and have been levied by the DOE, starting in September 1993, and will continue over 15 years. This cost is passed on to the joint owners or power buyers as an additional fuel charge on a monthly basis and is currently being recovered by Montaup through rates.

     Montaup has a 4.5% equity ownership in Connecticut Yankee, a nuclear generating facility which is in the process of decommissioning. Montaup's share of the total estimated costs for the permanent shutdown, decommissioning, and recovery of the investment in Connecticut Yankee is approximately $19.3 million. On August 31, 1998, a FERC law judge rejected Connecticut Yankee's filed plan to decommission the plant. The judge claimed that estimates of clean-up costs were flawed and certain restoration costs were not supported. The judge also said Connecticut Yankee could not pass on spent fuel storage costs to rate-payers. The judge recommended that Connecticut Yankee withdraw its decommissioning plan and submit a new plan which addresses the issues cited by him. FERC will review the judge's recommendations and issue a decision on this case in the coming months. If FERC concurs with the judge's recommendation, this may result in a write down of certain of Connecticut Yankee plant investments. Montaup cannot predict the ultimate outcome of FERC's review.

     Also, Montaup is recovering through rates its share of estimated decommissioning costs for Millstone 3. Montaup's share of the current estimate of total costs to decommission Millstone 3 is approximately $24.8 million in 1999 dollars. This figure is based on studies performed for Northeast Utilities, the lead owner of the unit. Montaup also pays into decommissioning reserves pursuant to contractual arrangements with other nuclear generating facilities in which it has an equity ownership interest. Such expenses are currently recoverable through rates.

Pensions:   EUA maintains a noncontributory defined benefit pension plan
(Retirement Plan) covering most of the employees of the EUA System. Retirement Plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the Retirement Plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974. Total pension (income) expense for the Retirement Plan, including an amount related to the 1997 voluntary retirement incentive offer, for 1999 included the following components:

 (In thousands)                                          1999
Service cost                                            $3,051
Interest cost                                           10,776
Expected return on assets                              (16,797)
Net amortization:
Prior service cost                                         763
 Net actuarial gain                                       (556)
 Transition asset                                         (274)
Net periodic pension income                            $(3,037)
 Subsidiary curtailment*
Total periodic pension income expense                  $(3,037)

* During 1999, Montaup recorded a regulatory asset of approximately $2.7 million related to the cost of offering an early retirement plan and a $700,000 gain due the curtailment of the plan. This amount will be recovered as part of Montaup's CTC billed to its retail affiliates.

Assumptions to determine pension costs:
                                                          1999
Discount rate                                            6.75%
Compensation increase rate                               4.25%
Long-term return on assets                               9.50%

     The following tables set forth the actuarial present value of projected benefit obligations, fair value of assets and funded status at December 31, 1999:

Reconciliation of Projected Benefit Obligation

(In thousands)
                                                  1999
Beginning of year benefit obligation          $159,458
Service cost                                     3,051
Interest cost                                   10,776
Actuarial (gain) loss                          (20,760)
Disbursements                                  (10,959)
Plan amendments                                  3,656
Special benefit termination
cost                                             2,676
Curtailment gain                                (1,038)
End of year benefit obligation                $146,860

Reconciliation of Fair Value of Assets

(In thousands)
                                                1999
Beginning of year fair value of assets       $212,837
Actual return on plan assets                   46,796
Disbursements                                 (10,959)
End of year fair value of assets             $248,674

Reconciliation of Funded Status

(In thousands)                                        1999
Projected benefit obligation (PBO)                 $(146,860)
Fair value of plan assets (FVA)                      248,674
PBO less than FVA (funded status)                    101,814
Unrecognized prior service cost                        6,714
Unrecognized net transition obligation (asset)          (387)
Unrecognized net actuarial (gain)                   (105,049)
Net amount recognized                                 $3,092

     The discount rate used to determine pension obligations, effective January 1, 2000 was changed from 6.75% to 7.75% and was used to calculate the plan's funded status at December 31, 1999.

     At December 31, 1999, approximately $2.5 million was included in other liabilities for unfunded non-qualified pension benefits related to the 1997 voluntary retirement incentive.

     EUA also maintains non-qualified supplemental retirement plans (Supplemental Plans) for certain officers and trustees of the EUA System. Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on certain participants of the Supplemental Plans, and policy cash values and death benefits may be available to offset EUA's obligations under the Supplemental Plans. As of December 31, 1999, approximately $8.2 million was included in accrued expenses and other liabilities for these plans. Expenses related to the Supplemental Plans were $2.2 million in 1999.

     EUA also provides a defined contribution 401(k) savings plan for substantially all employees. EUA's matching percentage of employees' voluntary contributions to the plan, amounted to $1.7 million in 1999.

Post-Retirement Benefits:   Retired employees are entitled to participate in
health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.

     The total cost of post-retirement benefits other than pensions, including an amount related to the 1997 voluntary retirement incentive offer, for 1999 includes the following components:

(In thousands)                                                   1999
Service cost                                                   $1,091
Interest cost                                                   4,822
Expected return on assets                                      (2,352)
Net amortization:
 Net actuarial (gain)                                            (266)
Transition obligation                                           2,841
Net periodic postretirement
            benefit cost                                        6,136
 Subsidiary curtailment *
  Voluntary retirement incentive *
Total periodic postretirement
  benefit cost                                                 $6,136

* Montaup recorded a regulatory asset of approximately $5.5 million due to a loss resulting from the curtailment of the plan, and $200,000 related to the cost of offering an early retirement plan. This amount will be recovered as part of Montaup's CTC billed to its retail affiliates.

 Assumptions to determine post-retirement costs:

Discount rate                                             6.75%
Health care cost trend rate
     - near-term                                          6.00%
     - long-term                                          5.00%
Compensation increase rate                                4.25%
Long-term return on assets
 - union                                                  8.50%
 - non-union                                              7.50%

     The following tables forth the actuarial present value of accumulated postretirement benefit obligation, fair value of assets and funded status at December 31, 1999.

Reconciliation of Accumulated Post-retirement Benefit Obligation

(In thousands)                                                  1999
Beginning of year benefit
  obligation (January 1)                                       $69,628
Service cost                                                     1,091
Interest cost                                                    4,821
Participant contributions                                          145
Actuarial (gain) loss                                           (6,389)
Disbursements                                                   (3,707)
Special benefit termination
  cost                                                             205
Curtailment gain                                                  (746)
End of year benefit
  obligation (December 31)                                     $65,048

Reconciliation of Fair Value Assets

(In thousands)                                                  1999
Beginning of year fair value of
  assets (January 1)                                           $30,195
Actual return on plan assets                                     2,762
Company contributions                                            6,173
Participant contributions                                          144
Disbursements                                                   (3,707)
End of year fair value of
  assets (December 31)                                         $35,567

Reconciliation of Funded Status

(In thousands)                                                  1999
Accumulated post-retirement benefit
 obligation (APBO)                                            $(65,048)
Fair value of plan assets (FVA)                                 35,567
APBO (in excess of) FVA (Funded Status)                        (29,481)
Unrecognized net transition
 obligation                                                     36,938
Unrecognized net actuarial gain                                (20,500)
Net amount recognized                                         $(13,043)
 Effect of 1% Change in Assumed Health Care Cost Trend Rate

                                                           One Percent
(In thousands)                                           Increase Decrease
Effect on 1999 service and interest cost
  components of net-periodic costs                        $917      $(728)
Effect on 1999 accumulated post-retirement
benefit obligation                                     $ 8,440   $ (6,855)

     The discount rate used to determine post-retirement benefit obligations effective January 1, 2000 was changed from 6.75% to 7.75% and was used to calculate the funded status of post-retirement benefits at December 31, 1999.

Long-Term Purchased Power Contracts:   The EUA System is committed under long-
term purchased power contracts, expiring on various dates through September 2021, to pay certain charges whether or not energy is received in addition to other amounts that depend on the actual amount of energy delivered. In 1999, these purchased power contracts, with the exception of the nuclear entitlements, were transferred to third parties under terms that result in fixed payments through 2009. In addition, Montaup's obligations to Boston Edison under the Pilgrim contract have been essentially reduced to its share of the property tax settlement with the town of Plymouth, and Montaup is obligated to Entergy under the replacement contract only for energy actually delivered. It is anticipated that in 2000, Montaup will make a payment to terminate its purchase obligation from Vermont Yankee. Under terms in effect as of December 31, 1999, the aggregate commitments under the long-term purchased power contracts are approximately $46 million in 2000, $37 million in 2001, $39 million in 2002, $23 million in 2003, $24 million in 2004 and $98 million for the ensuing years. These amounts, which also include certain continuing obligations (primarily for decommissioning) to Vermont Yankee and the retired nuclear plants, are currently fully recoverable through rates.

Environmental Matters:   There is an extensive body of federal and state
statutes governing environmental matters, which permit, among other things, federal and state authorities to initiate legal action providing for liability, compensation, cleanup, and emergency response to the release or threatened release of hazardous substances into the environment and for the cleanup of inactive hazardous waste disposal sites which constitute substantial hazards. Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the United States Environmental Protection Agency (EPA) as well as state and local authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carriers in these matters.

     On December 13, 1994, the United States District Court for the District of Massachusetts (District Court) issued a judgment against Blackstone, finding Blackstone liable to the Commonwealth of Massachusetts (Commonwealth) for the full amount of response costs incurred by the Commonwealth in the cleanup of a by-product of manufactured gas at a site at Mendon Road in Attleboro, Massachusetts. The judgment also found Blackstone liable for interest and litigation expenses calculated to the date of judgment. The total liability is approximately $5.9 million, including approximately $3.6 million in interest which had accumulated since 1985. Due to the uncertainty of the ultimate outcome of this proceeding and anticipated recoverability whether through rates, insurance providers or other parties, Blackstone recorded an asset for the amount funded under the escrow agreement (discussed below) consistent with provisions of SFAS 5, specifically paragraphs 3, 10, and 13 and SFAS 71, specifically paragraphs 3 and 9. This amount is included with Other Assets on the Consolidated Balance Sheets at December 31, 1999 and 1998. Should the EPA determine the substance to be non-toxic, the company may be able to retain the entire escrowed amount and would relieve both the asset and liability from its balance sheet at that time. However should the EPA determine that the substance is hazardous, the company would amortize its asset, net of amounts recovered through insurance proceeds or from other parties, over a five year period in accordance with the company's established rate recovery mechanisms of similar costs.

     Blackstone filed a Notice of Appeal of the District Court Judgment and filed its brief with the United States Court of Appeals for the First Circuit (First Circuit) on February 24, 1995. On October 6, 1995, the First Circuit vacated the District Court's judgment and ordered the District Court to refer the matter to the EPA to determine whether the chemical substance, ferric ferrocyanide (FFC), contained within the by-product is a hazardous substance. On January 20, 1995, Blackstone entered into an escrow agreement with the Commonwealth whereby Blackstone deposited $5.9 million with an escrow agent who transferred the funds into an interest bearing money market account. The distribution of the proceeds of the escrow account will be determined upon the final resolution of the judgment. No additional interest expense will accrue on the judgment amount.

     On January 28, 1994, Blackstone filed a complaint in the District Court, seeking, among other relief, contribution and reimbursement from Stone & Webster Inc., of New York City and several of its affiliated companies (Stone & Webster), and Valley Gas Company of Cumberland, Rhode Island (Valley) for any damages incurred by Blackstone regarding the Mendon Road site. On November 7, 1994, the Court denied motions to dismiss the complaint which were filed by Stone & Webster and Valley. This proceeding was stayed in December 1995 pending final EPA determination as to whether FFC is a hazardous substance.

     In addition, Blackstone has notified certain liability insurers and has filed claims with respect to the Mendon Road site, as well as other sites. Blackstone reached settlement with one carrier for reimbursement of legal costs related to the Mendon Road case. In January 1996, Blackstone received the proceeds of the settlement.

     As of December 31, 1999, the EUA System had incurred costs of approximately $9.5 million (excluding the $5.9 million Mendon Road judgment) in connection with the investigation and clean-up of these sites, substantially all of which relate to Blackstone. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates.

     EUA estimates that additional costs of up to $2.2 million (excluding the $5.9 million Mendon Road judgment) may be incurred at these sites through 2000, $1.4 million of which of which relates to Blackstone and $800,000 which relates to sites at which Blackstone is a potentially responsible party. Estimates beyond 2000 cannot be made since site studies, which are the basis of these estimates, have not been completed. As a result of the recoverability of cleanup costs in rates and the uncertainty regarding both its estimated liability, as well as its potential contributions from insurance carriers and other responsible parties, EUA does not believe that the ultimate impact of the environmental costs will be material to the financial position of the EUA System or to any individual subsidiary and thus no loss provision is required at this time.

     During the second quarter of 1999, EUA identified four new sites related to the production of manufactured gas at which certain environmental conditions may exist. Three sites are associated with Blackstone and one site is associated with Eastern Edison. EUA has conducted a preliminary assessment of the potential cost of remediation at these sites. An engineering model was recently obtained by the Company to provide the estimated potential costs. Since site specific studies have not yet been performed, EUA has recorded a minimum liability for each of these sites based on this engineering model to recognize risk assessment, monitoring, and legal and administrative costs.

     In addition, EUA has recorded estimated environmental remediation liabilities for two previously-identified manufactured gas plant sites associated with Blackstone. The sites are the Tidewater site, the location of a former electric generating station and manufactured gas plant in Pawtucket, Rhode Island, and the Hamlet Avenue Site, a former manufactured gas plant site located in Woonsocket, Rhode Island. Estimates were not previously recorded for these locations since site-specific studies had not been completed and a reliable engineering model deemed essential to develop a reasonable estimate was not previously available.

     With respect to the Tidewater site, EUA completed its site investigation study during the third quarter of 1999 to determine the nature and extent of contamination. The study identified elevated levels of hazardous substances over an extended area of both the surface and subsurface. The Hamlet Street site assessment has not yet been finalized. However, the assessment conducted to date has determined that varying degrees of hazardous substances are present at that site.

     Therefore, in the third quarter of 1999, a total estimated remediation liability of $21.2 million was recorded as a long-term liability with a corresponding charge to a regulatory asset on the Consolidated Balance Sheet. Blackstone and Eastern Edison are currently recovering certain environmental cleanup costs in rates. In addition, the Company will seek recovery of certain costs from its insurance carriers and other possible responsible parties. The Company expects, based on prior regulatory approvals, to recover such costs in future rates. As a result, the Company does not believe that the ultimate impact of the cleanup costs associated with these sites will be material to the results of its operations or its financial position.

     See Note A, Nature of Operations and Summary of Significant Accounting Policies - Generation Divestiture regarding EUA's divestiture of generation assets.

      A number of scientific studies in the past several years have examined the possibility of health effects from Electric and Magnetic Fields (EMF) that are found wherever there is electricity. While some of the studies have indicated some association between exposure to EMF and health effects, many others have indicated no direct association. Some states have enacted regulations to limit the strength of EMF at the edge of transmission line rights-of-way. The Rhode Island legislation has enacted a statute which authorizes and directs the Rhode Island Energy Facility Siting Board to establish rules and/or regulations governing construction of high voltage transmission lines of 69 kv or more. Management cannot predict the ultimate outcome of the EMF issue.

Guarantee of Financial Obligations: EUA has guaranteed or entered into equity maintenance agreements in connection with certain obligations of its subsidiaries. EUA has guaranteed the repayment of EUA Cogenex's $24.5 million, 10.56% unsecured long-term notes due 2005 and EUA Ocean State's $26.1 million, 9.59% unsecured long-term notes due 2011. In addition, EUA has entered into equity maintenance agreements in connection with the issuance of EUA Service's 10.2% Secured Notes and EUA Cogenex's 9.6% Unsecured Notes. Under the December 1992 settlement agreement with EUA Power, EUA reaffirmed its guarantee of up to $10 million of EUA Power's share of the decommissioning costs of Seabrook I and any costs of cancellation of Seabrook I or Seabrook II. EUA guaranteed this obligation in 1990 in order to secure the release to EUA Power of a $10 million fund established by EUA Power at the time EUA Power acquired its Seabrook interest. EUA has not provided a reserve for this guarantee because management believes it unlikely that EUA will ever be required to honor the guarantee.

      Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $3.7 million of the outstanding debt of these two companies. In addition, Montaup and Newport have minimum rental commitments which total approximately $10.5 million and $1.3 million, respectively, under a noncancelable transmission facilities support agreement for years subsequent to 1999.

Other:   Since early 1997, fourteen plaintiffs brought suits against numerous defendants, including EUA, for injuries and illness allegedly caused by exposure to asbestos over approximately a thirty-year period, at various premises, including some owned by EUA companies. The total damages claimed in all of these complaints is $34 million in compensatory and punitive damages, plus exemplary damages and interest and costs. Each complaint names between fifteen and twenty-eight defendants, including EUA. These complaints have been referred to the applicable insurance companies. Counsel has been retained by the insurers and is actively defending all cases. Six cases have been dismissed as against EUA companies. EUA cannot predict the ultimate outcome of this matter at this time.

     A pending class action, filed on March 2, 1998, in the Massachusetts Supreme Judicial Court naming all Massachusetts electric distribution companies, including Eastern Edison, and certain Massachusetts state agencies as defendants, seeks to invalidate certain sections of the Electric Utility Restructuring Act of 1997. The Act directs the Massachusetts Department of Telecommunications and Energy to impose mandatory charges on all electricity sold to customers, except those served by a municipal lighting plant, to fund energy efficiency activities and to promote renewable energy projects. In addition to declaratory judgment, plaintiffs seek remittance of monies paid by customers to each distribution company by customers for renewable projects together with any interest earned. The outcome of this class action is unknown at this time however, Eastern Edison is vigorously defending the lawsuit.

     On February 15, 2000, the United States Attorney for the District of Massachusetts informed the Company that his office is investigating possible criminal conduct, including mail fraud by EUA Cogenex and/or its employees.
The conduct in question involves alleged intentional overbilling by EUA Cogenex of certain cogeneration customers during 1994 and 1995, when EUA Cogenex owned cogeneration projects, and filing false information with FERC in order to maintain the facilities' status as qualifying facilities under the Public Utility Regulatory Policies Act of 1978. EUA Cogenex is fully cooperating with the United States Attorney's investigation. Although the Company cannot predict the ultimate outcome of this investigation, the Company does not believe that it will have a material effect on the financial position of the Company.